Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

GM Accelerates its Reinvention as a Leaner, More Viable Company

Updated Viability Plan Speeds, Deepens Restructuring of U.S. Operations

DETROIT — General Motors (NYSE: GM) today presented an updated Viability Plan that will speed the reinvention of GM’s U.S. operations into a leaner, more customer-focused, and more cost-competitive automaker.

The Viability Plan is included in an exchange offer whereby GM is offering certain bondholders shares of GM common stock and accrued interest in exchange for certain outstanding notes.

Revised Viability Plan goes further and faster

The Viability Plan announced today builds on the February 17 Viability Plan submitted to the U.S. Treasury. http://media.gm.com/servlet/GatewayServlet?target=http://image.emerald.gm.com/gmnews/viewpressreldetail.do?domain=2&docid=52168. The revised Plan accelerates the timeline for a number of important actions and makes deeper cuts in several key areas of GM’s operations, with the objective to make us a leaner, faster, and more customer-focused organization going forward.

Significant changes include:

•	A focus on four core brands in the U.S. – Chevrolet, Cadillac, Buick and GMC – with fewer nameplates and a more competitive level of marketing support per brand.

•	A more aggressive restructuring of GM’s U.S. dealer organization to better focus dealer resources for improved sales and customer service.

•	Improved U.S. capacity utilization through accelerated idling and closures of powertrain, stamping, and assembly plants.

•

Lower structural costs, which GM North America (GMNA) projects will enable it to breakeven (on an adjusted EBIT basis) at a U.S. total industry volume of approximately 10 million vehicles, based on the pricing and share assumptions in the plan. This rate is substantially below the 15 to 17 million annual vehicle sales rates recorded from 1995 through 2007.

“We are taking tough but necessary actions that are critical to GM’s long-term viability,” said Fritz Henderson, GM president and CEO. “Our responsibility is clear – to secure GM’s future –

and we intend to succeed. At the same time, we also understand the impact these actions will have on our employees, dealers, unions, suppliers, shareholders, bondholders, and communities, and we will do whatever we can to mitigate the effects on the extended GM team.”

Fewer U.S. brands, nameplates, and dealers

As part of the revised Viability Plan and the need to move faster and further, GM in the U.S. will focus its resources on four core brands, Chevrolet, Cadillac, Buick and GMC. The Pontiac brand will be phased out by the end of 2010. GM will offer a total of 34 nameplates in 2010, a reduction of 29 percent from 48 nameplates in 2008, reflecting both the reduction in brands and continued emphasis on fewer and stronger entries. This four-brand strategy will enable GM to better focus its new product development programs and provide more competitive levels of market support.

The revised plan moves up the resolution of Saab, Saturn, and Hummer to the end of 2009, at the latest. Updates on these brands will be provided as these initiatives progress.

Working with its dealers, GM anticipates reducing its U.S. dealer count from 6,246 in 2008 to 3,605 by the end of 2010, a reduction of 42 percent. This is a further reduction of 500 dealers, and four years sooner, than in the February 17 Plan. The goal is to accomplish this reduction in an orderly, cost-effective, and customer-focused way. This reduction in U.S. dealers will allow for a more competitive dealer network and higher sales effectiveness in all markets. More details on these initiatives will be provided in May.

Sales volume and market share projections

The Viability Plan anticipates improved financial results despite more conservative U.S. sales volume expectations going forward. The lower volume expectations are the result of managing the business with fewer nameplates and dealers, leaner inventories, and reduced market share. To address the inventory issue, GM on April 23 announced U.S. production schedule reductions of approximately 190,000 vehicles during the second and early third quarters of 2009.

The Viability Plan also reduces GM’s market share projections to adjust for the impact of the brand and dealer consolidation, as well as for the short-term impact of speculation regarding a GM bankruptcy. The plan assumes a 19.5 percent share in 2009, with share stabilizing in the 18.4 to 18.9 percent range in subsequent years.

“We have strong new product coming for our four core brands: the Chevrolet Camaro, Equinox, Cruze and Volt; Buick LaCrosse; GMC Terrain; and Cadillac SRX and CTS Sport Wagon and Coupe,” said Henderson. “A tighter focus by GM and its dealers will help give these products the capital investment, marketing and advertising support they need to be truly successful.”

Lower structural costs, lower breakeven point

The Viability Plan also lowers GMNA’s breakeven volume to a U.S. annual industry volume of 10 million total vehicles, based on the pricing and share assumptions in the plan. This lower breakeven point (at an adjusted EBIT level) better positions GM to generate positive cash flow and earn an adequate return on capital over the course of a normal business cycle, a requirement set forth by the U.S. Treasury in its March 30 viability plan assessment.

GM will lower its breakeven point by cutting its structural costs faster and deeper than had previously been planned:

•

Manufacturing: Consistent with the mandate to accelerate restructuring, we plan to reduce the total number of assembly, powertrain, and stamping plants in the U.S. from 47 in 2008 to 34 by the end of 2010, a reduction of 28 percent, and to 31 by 2012. This would reflect the acceleration of six plant idling/closures from the February 17 plan, and one additional plant idling. Throughout this transition, GM will continue to implement its flexible global manufacturing strategy (GMS), which allows multiple body styles and architectures to be built in one plant. This enables GM to use its capital more efficiently, increase capacity utilization, and respond more quickly to market shifts.

•

Employment: U.S. hourly employment levels are projected to be reduced from about 61,000 in 2008 to 40,000 in 2010, a 34 percent reduction, and level off at about 38,000 starting in 2011. This further planned reduction of an additional 7,000 to 8,000 employees from the February 17 Plan is primarily the result of the previously discussed operational efficiencies, nameplate reductions, and plant closings. GM also anticipates a further decline in salaried and executive employment as it continues to assess its structure and execute the Viability Plan. More details will be announced as soon as they are finalized with the various stakeholders.

•

Labor costs: The Viability Plan assumes a reduction of U.S. hourly labor costs from $7.6 billion in 2008 to $5 billion in 2010, a 34 percent reduction. GM will continue to work with its UAW partners to accomplish this through a reduction in total U.S. hourly employment as well as through modifications in the collective bargaining agreement.

As a result of these and other actions, GMNA’s structural costs are projected to decline 25 percent, from $30.8 billion in 2008 to $23.2 billion in 2010, a further decline of $1.8 billion by 2010 versus the February 17 Plan.

Strengthening GM’s balance sheet

Another key element of GM’s restructuring will be taking the necessary actions to strengthen its balance sheet. GM today took an important step in improving its balance sheet by launching a bond exchange offer for approximately $27 billion of its unsecured public debt. If successful, the bond exchange would result in the conversion of a large majority of this debt to equity.

“A stronger balance sheet would free the company to invest in the products and technologies of the future,” Henderson said. “It will also help provide stability and security to our customers, our dealers, our employees, and our suppliers.”

Another important part of improving the balance sheet will be the ongoing discussions with the UAW to modify the terms of the Voluntary Employee Benefit Association (VEBA), and with the U.S. Treasury regarding possible conversion of its debt to equity. The current bond exchange offer is conditioned on the converting to equity of at least 50 percent of GM’s outstanding U.S. Treasury debt at June 1, 2009, and at least 50 percent of GM’s future financial obligations to the new VEBA. GM expects a debt reduction of at least $20 billion between the two actions.

In total, the U.S. Treasury debt conversion, VEBA modification and bond exchange could result in at least $44 billion in debt reduction.

Throughout the Plan, GM will continue to make significant investment in future products and new technologies, with an investment of $5.4 billion in 2009, and investments ranging from $5.3 to $6.7 billion from 2010 to 2014. Very importantly, development and testing of the Chevy Volt extended-range electric car remains on track for start of production by the end of 2010 and arrival in Chevrolet dealer showrooms soon thereafter.

“The Viability Plan reflects the direction of President Obama and the U.S. Treasury that GM should go further and faster on our restructuring,” Henderson said. “We appreciate their support and direction. This stronger, leaner business model will enable GM to keep doing what it does best – provide great new cars, trucks and crossovers to our customers, and continue to develop new advanced propulsion technologies that are vital for our country’s economy and environment.”

# # #

Contacts:

Tom Wilkinson

GM Communications

313-667-0366 (o)

313-378-6233 (c)

tom.wilkinson@gm.com

Reneé Rashid-Merem

GM Communications

313-665-3128 (o)

313-701-8560 (c)

renee.rashid-merem@gm.com

# # #

About GM – General Motors Corp. (NYSE: GM), one of the world’s largest automakers, was founded in 1908, and today manufactures cars and trucks in 34 countries. With its global headquarters in Detroit, GM employs 243,000 people in every major region of the world, and sells and services vehicles in some 140 countries. In 2008, GM sold 8.35 million cars and trucks globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, Hummer, Opel, Pontiac, Saab, Saturn, Vauxhall and Wuling. GM’s largest national market is the United States, followed by China, Brazil, the United Kingdom, Canada, Russia and Germany. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

Forward-Looking Statements – In this press release and in related comments by our management, our use of the words “plan,” “expect,” “anticipate,” “ensure,” “promote,” “believe,” “improve,” “intend,” “enable,” “continue,” “will,” “may,” “would,” “could,” “should,” “project,” “positioned” or similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors. Among other items, such factors might include: our ability to comply with the requirements of our credit agreement with the U.S. Treasury; our ability to execute the restructuring plans that we have disclosed, our ability to maintain adequate liquidity and financing sources and an appropriate level of debt; the ability of our foreign subsidiaries to restructure and receive financial support from their local governments or other sources; our ability to restore consumers’ confidence in our viability and to continue to attract customers, particularly for our new products; our ability to sell, spin-off or phase out some of our brands, to manage the distribution channels for our products, and to complete other planned asset sales; and the overall strength and stability of general economic conditions and of the automotive industry, both in the U.S. and globally.

Our most recent reports on SEC Forms 10-K, 10-Q and 8-K provide information about these and other factors, which may be revised or supplemented in future reports to the SEC on those forms.

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

FINAL TRANSCRIPT

Conference Call Transcript

GM - GM Analyst Briefing - Restructuring Plan Update

Event Date/Time: Apr. 27. 2009 / 12:30PM ET

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

CORPORATE PARTICIPANTS

Randy Arickx

General Motors Corp. - IR and Financial Communications Director

Fritz Henderson

General Motors Corp. - President, CEO

Ray Young

General Motors Corp. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Rod Lache

Deutsche Bank - Analyst

Brian Johnson

Barclays Capital - Analyst

John Murphy

Merrill Lynch - Analyst

Chris Ceraso

Credit Suisse - Analyst

Brett Hoselton

KeyBanc Capital Markets - Analyst

Ryan Brinkman

JPMorgan - Analyst

Itay Michaeli

Citi - Analyst

Collin Langen

UBS - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the GM Corporation analyst and media conference call. During the presentation all participants will be in a listen only mode. Afterwards we will conduct a question and answer session for financial analysts only. (Operator Instructions) As a reminder this conference call is being recorded Monday, April 27, 2009.

I would now like to turn the conference over to Mr. Randy Arickx, Investor Relations and Financial Communications Director. Please go ahead, sir.

Randy Arickx - General Motors Corp. - IR and Financial Communications Director

Thank you very much. Good afternoon, everyone. Thanks for joining us as we review GM’s viability plan as well as an overview of our exchange offers that we disclosed earlier today. I’d like to direct your attention to the legends regarding information about the bond exchange with our unsecured bondholders as well as forward-looking statements and risk factors in the first two pages of the chart set. As always the content of our call will be governed by this language. I would also like to highlight that we’re broadcasting this call live via the Internet.

This afternoon Fritz Henderson, GM President and Chief Executive Officer will provide an overview of our current viability plan; and Ray Young, GM Executive Vice President and CFO will provide a brief overview of our current funding requirements as well as discuss our current exchange offers. After the presentation portion of the call, about 30 minutes will be set aside from questions from security analysts. I’d also like to

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Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

mention we have several other executives available to assist in answering your questions, with us today are Walter Borst, Corporate Treasurer; Nick Cyprus, Corporate Controller and Chief Accounting Officer; Joe Peter, CFO of GM North America; and Mike DiGiovanni, Global Markets and industry Analysis. Now I’d like to turn the call over to Fritz Henderson.

Fritz Henderson - General Motors Corp. - President, CEO

Thanks, Randy. Good afternoon. Thanks everyone for joining us. Page four, we’ll start here. The viability plan that we submitted on February 17, was certainly judged at the end of March to not be sufficient to provide a credible path toward viability, what’s occurred in the month since then has been a fairly systematic, a quite systematic review of all of the actions that were comprehended of that plan and further actions and the objective was to move faster and deeper in our restructuring of our North America business.

The revised plan includes more conservative share in dealer inventory assumptions, you would have seen through the dealer inventory for example, in the adjustments we plan to make last week with respect to our game plan over the Summer, accelerated branded and name plate rationalization, faster or quicker realization of an optimum dealer footprint and further accelerated manufacturing capacity actions. The objective of the plan, one of the principle objectives or metrics is to try to arrive at adjusted EBIT break even point of about 10 million units, so to provide us with a more robust capability to produce earnings and cash flow over a business plan period, we continue to try to drive our breakeven points down. And then finally the plan did outline a request for total funding from the U.S. Treasury of $27 billion, $3 billion below our prior downturn sensitivity scenario, but obviously up from the $22.5 billion which was included in the baseline in the February 17, plan.

Page five includes our share assumptions and industry volume assumptions for North America. We maintained our industry volume assumptions for North America in the U.S. and taken down our share assumptions, and the table shows the impact in ‘09 through ‘14. Let me focus on the ‘09 and ‘10 numbers, for example, down 2.5 points in the U.S., 2 full points in North America and 2.2 and 2% respectively in ‘10 which reflects both the impact of our brand rationalization program as well as the transition we expect to see in terms of managing the dealer and distribution strategies. The market share over time at 18.5% in the U.S. for example, would be down over a point from where we were in February 17. You might recall we’ve shown tables in the past of the true retail performance while about 15% of our volume in North America comes from the core non-core brand, well over 90% of the aggregate contribution margin of our North America business actually comes from the four core brands and number one and number two, a fair amount of the volume particularly in the Pontiac brand were done in fleet which we can actually substitute with Chevrolet or Buick if necessary so we think there’s some ability to recapture a portion of the lost share. This year, for example, those non-core brands are about 3 points of market share just to give you some sense of what they are today. You do see the downtick in the factory unit sales with a particular impact in ‘09, the 511,000 units down from the plan estimated of February 17, which is a combination of a fairly major take down in our dealer inventory assumption and the revised share assumption. Over time you can see when you get to the up period volumes down approximately 300,000 units which would be pretty much by the share takedown.

Page six, U.S. brand and name plate rationalization, the plan does comprehend and is built around four core brands, supporting fewer and better name plates, 34 name flats for example, by 2010. It concentrates engineering and capital spending across those four core brands. The task here is to be competitive and win with these four core brands and with the name plates to support them and our objective from a business perspective is to create more profitability for vehicles. We do accelerate the resolution of Saab and Hummer to ‘09 versus ‘10. The sale of phase out of Saturn in ‘09 versus ‘10 and ‘11 and specifically in the case of Saturn we are talking with several interested parties who might be interested actually basically buying the distribution rights if you will or basically affiliating with the distribution channel which would then involve us phasing out the Saturn brand as part of that. And then finally this plan adds the phase out of the Pontiac brand by no later than year-end 2010.

In terms of name plates we move from 48 in 2008 to 34 in 2010. That’s a reduction from the name plates 36 that were scheduled in 2012 but actually pulls it forward by two years. On dealer networking and channel strategy, this plan basically takes what was done in February 17, pulls it forward and goes deeper. The objective, the optimal dealer footprint as we look at the situation would result in about 3600 roof tops by 2010, that’s 500 fewer dealers than we had outlined in our February 17, submission, four years sooner. We will be fanning out to the dealers in the month of May to make sure we communicate to them what their options are, how we handle them, how we handle transitions to take care of customers but really this is about having an optimally sized distribution channel supporting our four core brand marketing strategy. Chevrolet and Cadillac will remain book end channels and the Buick and GMC brand in certain markets could be standalone. For example, many of the largest cities in the Midwest we would certainly see a need for standalone Buick GMC channel or in other cases in other markets where our representation is lower it would be bolt on sales operations, for example, on top of a Chevrolet store for that matter so we will go to market with Buick/GMC, and then have a distribution strategy there which reflects our market penetration and coverage in those individual markets.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

The plan is intended to facilitate an orderly, customer focused friendly and cost effective approach to dealer reductions and inventory disposals specifically cars in inventory today and as I said we do plan communicating with dealers in May and frankly, have those communications go on through the month.

In terms of capacity utilization, page eight, this is two shift capacity utilization on the Harbor Method. What you see is with the revisions in both assembly as well as powertrain and stamping capacity, again, pulling forward moves that we’re in the prior plan but basically bringing them into the next one to two years, adjusting manpower accordingly, you bring, we bring our capacity utilization up to 89% in ‘10, and 98% in ‘11 and we do think that even with this plan that we have adequate capability in terms of third shift to reach for upsides if the market are even stronger but this plan results in a more flexible manufacturing capability and a higher level of utilization.

In terms of labor cost, page nine, this shows you what the labor costs are. They are included in the plan. We break out between active and retirees, not only from where we were in ‘06 to where we expect to be in ‘09 and ‘10. This is about $400 million less in 2010 than the prior plan.

Page 10 is structural cost. This is in terms of looking at the discussion on breakeven, I call your attention to the 2010 period where our prior plan had $25 billion of structural costs. This current plan calls for us to bring that number down to $23.2 billion, down to $22.3 billion in ‘11 and basically operate at or around that range over the business plan period which we think can be done, even with the higher levels of volume throughout the rest of the business plan period. At $23.2 billion, we feel that we’ve made another significant move in terms of reducing the breakeven point of the Company.

Foreign restructuring actions. We had already reached agreement with Canadian auto workers in March of ‘09. We expect the Canadian hourly active labor cost to fall $0.5 billion between ‘08 and ‘14. We expected based upon our own agreement that our active adjusted cost of an hour of labor in Canada be competitive with the U.S. transplant level at an $0.80 C-dollar exchange rate. This agreement was contingent upon receiving funding from the Canadian government. We are in negotiations with the Canadian government and we’re mindful of the agreement reached with Chrysler which provides us with an opportunity to sit down with the CAW and understand how the impact of the Chrysler agreement might apply to General Motors. We are continuing to work on the restructuring of our European businesses, specifically in discussions with the German government, other government, and several third party investors that might be interested investing in creating a new vehicle manufacturing Company, manufacturing and sales basically a European business. That Company could own significant part of our European operations and as we said before, we would be open to alternative share holding structures including if necessary as part of this bringing our interest down to a minority stake.

Our Saab operation continues to operate in reorganization. Several bidders have been contacted. We are in the midst of information exchange. We don’t at this point expect to make or intend to make any further investments but we need to see what third party investors might be interested doing. Finally, we are and continue discussions with governments of various other foreign countries regarding support for the operations in those countries.

On page 12, summarizes the key elements of the plan that was discussed today and outlined in our S-4. Four core brands is built around four core brands here in the United States, fewer stronger well supported name plates and a 3600 dealer configuration with great dealers in better locations, manufacturing would be lean, flexible and would have a high level of capacity utilization. We would bring our structural cost levels down to benchmark levels which would allow us to lower our breakeven point to at or around 10 million units on an adjusted EBIT basis and frankly by doing this, from an operating perspective, parts of the balance sheet which we will talk about in a minute, this allows us to generate results and cash flow that would allow us to invest not only in our future products but also in future technology to allow us to be part of the industry going forward. At this point, I’ll turn over the agenda to Ray.

Ray Young - General Motors Corp. - EVP, CFO

Okay, thanks. Good afternoon, everyone. If you turn to Chart 14, I want to do a walk for you in terms of the expected U.S. Treasury borrowing balance at the end of the year-end ‘09 and that’s in comparison to our prior plan. If you’ll recall in our prior plan at the end of ‘09 we were forecasting a growth of $18 billion in TARP funding. With the current plan we’re going to see a deterioration in North American operating cash flow brought about primarily due to the fact that as Fritz outlined we’ll have about $460,000 units of less wholesales in North America, primarily driven by a more conservative market share assumption. And secondly, also due to the fact that we’re going to do a reduced level of dealer stock in the United States as well as in Canada as well. The United States, if you’ll recall from our news release on Friday, it would be about 130,000 units lower dealer stock in terms of our U.S. operations by the end of the calendar year. So when you combine the lower level wholesales along with the working capital impact of that lower wholesale level there’s about a $5.8 billion incremental cash burn there.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

In addition, in our current plan, we took out from the plan a forecasted $2 billion borrowing from the Department of Energy related to the Section 136 loans. This was done due to the fact that the Department of Energy is going to wait until a determination of viability from the U.S. Treasury in terms of providing funding related to the projects that we submitted, for conservatism purposes we elect to take that amount out. We clearly are going to pursue these DOE loans after we get certified with viability certification from the U.S. Treasury but given the fact that there’s uncertainty in terms of the timing and more importantly with respect to the allocation of the $25 billion budget towards the different projects we felt that it was better to be conservative and take that out of our funding plan for this particular calendar year. You’ll find that going forward we do have in our plans going forward beyond ‘09 Section 136 loans in our plan.

In addition, as we talked about before, we took out also the proceeds of AC Delco sales, the business unit, and while we’ve received interest in terms of the business, the value being offered to us seemed very low in relation to the cash flow and the business prospects of this business, so at this point in time, we were electing not to sell the AC Delco independent after markets business so therefore we’re taking out that provision in terms of asset sale proceeds from our current plan in ‘09 and then just a small amount in terms of restructuring and other. That’s how we basically walk ourselves to effectively a baseline funding requirement from the TARP of about $27 billion before any type of equity conversion. Just a point to note, as you know we also have a supplier financing program that we’re putting in place. That’s going to be treated as debt as well on our balance sheet through the special purpose Company we’re going to set up. That amount is not included in this particular balance here and as you know, we’re just starting to get set up in terms of that particular program with our suppliers.

Let’s turn to chart number 16 right now in terms of the exchange offer it sell. As you read in the press release in the news conference we’re going to offer to the bondholders 225 common shares for $1000 principal with the bond which again, this is equivalent to we’re going to offer about 10% pro forma equity ownership assuming 100% participation in terms of the exchange offer and also important to note that we are going to associate with this exchange offer a accrued and unpaid interest to the bondholders in the form of cash. And we’re also going to solicit active consents from the tendering bondholders in order to remove covenants in event of default from its existing indentures and so the only amount of default left will be the payment of principal and interest. For the non-U.S. dollar bonds we’re going to have a holding process to pass resolutions to incorporate call provision along the terms of our exchange. For the Series D, we’re going to seek a forbearance agreement also in order to effectively, for those who tender the bonds to extend the maturity of the principal and interest and then if GM does not receive sufficient tenders prior to June 1, including the tenders in Series D, as indicated in the press conference we will use an in court process to effect the restructuring.

Chart number 17 again this has been outlined in terms of the S-4 as well as the press release and the key conditions of the bond exchange. Again it’s very important that everything is contingent upon certain conditions, and the first one being the result of exchange should be satisfactory to the U.S. Treasury, and we believe the U.S. Treasury will seek at least a 90% acceptance rate in terms of the tendering bonds in order to be deemed an acceptable condition for the exchange. Frankly speaking, given our overlevered balance sheet, we’re going to need a high participation rate regardless in order to help us delever the balance sheet. Secondly, at least 50% of the U.S. Treasury debt as of June 1, will be converted to GM common stock, again when we look at the capital structure we felt it was important for the U.S. Treasury to convert this amount of debt to equity as part of the delevering process. Associated with that, we’ll also ask for the satisfaction cancellation of the Treasury warrants, both the equity component as well as the debt component that was issued as part of our December 31, loan agreement and in addition in terms of the draw that we did last week, the $2 billion draw, there’s also a debt warrant associated with that particular draw.

We ask that U.S. Treasury own at least 50% of the pro forma common stock and will also see consensus in the U.S. Treasury to authorize amendments to the common stock par value and common stock increases and also a 100 to 1 reverse stock split. We also would like evidence from the U.S. Treasury that they will continue to provide additional financing for General Motors, as we outlined in the S-4, we expected to seek about $2.6 billion in the month of May and then another $9 billion for the rest of the year.

Chart number 18, additional conditions to be satisfied or waived, as you know, the VEBA modification requirements, at least half of the VEBA obligation would be extinguish in exchange for GM common stock and in addition we outlined in the S-4 that we would like that the pay go payments after July 1, 2009, we’re asking those be paid out of the VEBA as opposed to being paid out of operating cash flow. The aggregate number of shares issued for the combined U.S. Treasury debt conversion, the VEBA modification not to exceed 89% of pro forma common stock, as in full participation and then also lastly, seeking bonding agreements for labor modifications. As you know we got a tentative agreement with the UAW that has not been ratified yet and we remain in discussions with the UAW and U.S. Treasury in order to finalize required labor modifications to satisfy the U.S. Treasury conditions.

Lastly, chart number 19 just in terms of restructuring summary, again, if we successfully consummate this exchange out of court I think it really avoids the negative impact of bankruptcy on all our various constituents, again, as you know we’ve been very very sensitive about the aspect of revenue perishability associated with the filing. The additional balance sheet restructuring, again as I outlined, we do require more deleveraging of our balance sheet, hence as part of the conditions we’re asking the U.S. Treasury to convert at least 50% of their debt to GM common stock as well as seeking the VEBA modifications to extinguish at least half of that liability in exchange for common stock. If we’re able to effect this particular restructuring along the conditions we’ve outlined, as indicated in the chart and as discussed by Stewart, we saw a total debt debt reduction potential of at least $44 billion. With that, we’ll stop and we’ll take questions. Thank you.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

QUESTION AND ANSWER

Operator

(Operator Instructions) Our first question is from the line of Rod Lache from Deutsche Bank. Please proceed with your question.

Rod Lache - Deutsche Bank - Analyst

Good afternoon. Can you hear me?

Fritz Henderson - General Motors Corp. - President, CEO

Hi, Rod.

Rod Lache - Deutsche Bank - Analyst

I have two questions. First, could you just talk a little bit about your market share and variable contribution margin assumption? It looks like the market share that you’re contemplating in the out years is fairly consistent with the market share that you experienced in the First Quarter, but you’re variable contribution margin assumption looks like it’s quite a bit higher?

Fritz Henderson - General Motors Corp. - President, CEO

Well, first of all, it is consistent with our share in the First Quarter but we had virtually no — minimal fleet deliveries, in the First Quarter, which significantly weighed down our share. I mean nothing close to what we would typically be, so I guess your observation is right but what we would assume for the business plan period is a more typical 25 to 30% of our volume would come from fleet and therefore what we’ve done is basically haircut the shares for both the impact of brands with some ability to recoup employee sales of fleet particularly out of Pontiac and then obviously the near term effect which we try to factor in was the impact of both brand changes as well as the impact of the changes we’re going to be making in our dealer body certainly in the next two years Rod, so I think the issue of our First Quarter share was, I mean we’ve never ever run at fleet volume the wat we ran in the First Quarter, we had almost no deliveries, in the first three months.

Rod Lache - Deutsche Bank - Analyst

And it’s looking like your breakeven factory unit sales is around 2.5 million. Is that right and would that imply something like an 8,600, $8,700 contribution margin?

Ray Young - General Motors Corp. - EVP, CFO

No, it’s not that high, Rod. It’s lower than that. I mean, I think when you take a look at the contribution margin getting back to your question there as we go through the forecast, a couple observations there. I mean, we are accelerating the drop of various name plates and brands which frankly have lower contribution margins and so therefore, the remaining products that we have in our portfolio are actually the profitable ones and that’s part of the reason why we elected in order to focus on the brand and the name plates that we have. When you take a look at the breakeven level in terms of EBIT volume, we indicated that on an EBIT basis we’ll be able to breakeven at approximately a 10 million unit U.S. industry on an adjusted basis and if you take a look at the notes we’re adjusting and we want to make sure that D&A is more or less equal to capital spending and we’re adjusting also for the so-called variable manufacturing expense is at a 10 million unit industry so on that basis, we do the arithmetic, a 10 million unit industry at a market share that we’re going to stabilize in the 18, 19% area, then you add the North American volumes, Canada, and Mexico and you’ll be able to calculate more or less where we think we’re going to be breakeven on the North America factory unit sale basis.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Fritz Henderson - General Motors Corp. - President, CEO

Last point on contribution margin Rod is that at these volume levels it turns out after sales and things like OnStar actually contribute more of our contribution margin than they typically would let’s say than we were running in ‘06 and ‘07 so those businesses, actually both of those businesses have very high levels of contribution margin so as our vehicle sales go down, what Ray said is right the vehicles were dropping and name plates were dropping to very low contribution margins for vehicle, what happens is these volumes, the impact of after sales and OnStar actually becomes more pronounced in the aggregate and the ACM.

Rod Lache - Deutsche Bank - Analyst

And just wanted to ask you a technical question on this 363 option that you highlighted in the document today. First of all, how would suppliers be treated, the payables be treated? Would that just continue to get paid out of a new Company and also, would the 363 plan have any implications for GMAC’s funding of dealers since basically the old Company would be selling some portion of its U.S. auto assets?

Fritz Henderson - General Motors Corp. - President, CEO

Each of those questions will be a function of how the 363 were structured. So we have up to now, at this point we’ve worked very hard to try to make sure we work with our suppliers to make sure that we paid our bills, we’ve worked with the Treasury to design the factory proposal to make sure that we provide some capability of liquidity to our suppliers. The exact structure of what a 363 would look like would be developed frankly through the month of May and the contingency planning option and we would be able to talk to you more specifically about that once the structure is finalized. I guess the last point on your question on GMAC, GMAC has, we have an operating agreement with GMAC. GMAC continues to provide obviously a source of wholesale financing for the vast majority of our dealers. I think we’ll certainly anticipate that will continue and I think in terms of risk management with GMAC, the further we’re able to drop our dealer inventory, which is we’re going to be in the process of doing the lower the risk to the whole system whether it’s the dealers or GMAC, but back to your general point on 363 structuring that would need to be accomplished and we would need to have the details of that before we could actually answer your question.

Rod Lache - Deutsche Bank - Analyst

Okay, thank you.

Fritz Henderson - General Motors Corp. - President, CEO

You’re welcome.

Operator

Our next question is from the line of Brian Johnson from Barclays Capital. Please proceed with your question.

Brian Johnson - Barclays Capital - Analyst

Yes, good afternoon. Looking potentially ahead to the 363 sale and it looks like in the S-4 you’re also saying that there could also be a — at least a pre-arranged plan that has one consenting class, one might assume the U.S. Treasury or UAW. Have you given some thought to how if the VEBA’s recovering sort of $0.50 to $0.60 on the $1 including the internal VEBA assets or even without that, it would meet an unfair discrimination test under 1129 B?

Fritz Henderson - General Motors Corp. - President, CEO

A couple things. First, actually we don’t have Harvey Miller on the phone with us actually today so I won’t provide you with the detailed discussion of discrimination testing but we have given some thought to this. I think what we have to see is what happens with the bond exchange, and what we would need obviously if you look at the class of predators, you have got VEBA, you have U.S. Treasury, you have bondholders, you have all kinds of other creditors and we would need to assess what a suitable bankruptcy strategy might be if we were forced into that position. At this point it would be premature for me to make a judgment about that.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Brian Johnson - Barclays Capital - Analyst

It looks like based on your hourly cost you’re still paying about $45 an hour in 2010, not including retiree, benefits. If I compare this to some of the airline bankruptcies and some of the parts companies bankruptcies, wouldn’t you without the government as a lender normally file an 1113 Motion to seek to move to manufacturing industry wages for that group? And if you’re seeking to maximize tax payer and bondholder returns, why is that not contemplated or is it?

Fritz Henderson - General Motors Corp. - President, CEO

The one thing you can be assured of if you file an 1113 or 1114 is a nice long stay in bankruptcy. They do take time. What we’re focused on is achieving competitive cost levels with the transplant, i.e. with manufacturers we compete with here in the U.S. market. We think that the plan as outlined would allow us to achieve that and frankly, if we did achieve that, my own view is that in any sort of proceedings, a judge would look to see what the peer set is of competitive manufacturing and the peers would be companies like Toyota, Honda and Nissan and our objective is to actually achieve competitiveness against them and not do it in bankruptcy and not do it through 1113 or 1114.

Brian Johnson - Barclays Capital - Analyst

Okay, thanks.

Operator

Our next question comes from the line of John Murphy from Merrill Lynch. Please proceed with your question.

John Murphy - Merrill Lynch - Analyst

Good afternoon, guys.

Fritz Henderson - General Motors Corp. - President, CEO

Hi, John.

John Murphy - Merrill Lynch - Analyst

As we look, there’s a lot of moving parts on where debt may or may not go, depending on how the exchange works. I’m just wondering when you look at this, what is the level of debt you guys can take? Really sort of like a debt to EBITDA number and maybe even sort of an absolute number on debt, this restructured Company can handle.

Ray Young - General Motors Corp. - EVP, CFO

Yes, I think that it’s very important as we went through the restructuring plan. You highlight a very very important factor. It’s not just simply the level of indebtedness. It’s also the level of earnings and hence this aspect of the operational restructuring is so critical in order to come up with a plan that’s aggressive but also allows us to support a certain level of debt, so therefore, as we kind of developed a plan, there’s certain levels of credit metrics we’re focused on, one of it being the debt to EBITDA ratio and as we went through the plan, it’s fair to say we’re not going to achieve our ideal state overnight but as we execute our operational restructuring, as we get our breakeven point down to the 10 million unit levels, you’ll see that the EBITDA or EBITs or cash flow become very very reasonable, very very strong, which allows them to get to effectively a supportable ratios in the mid point of our plan horizon, so by the time you get to 2011, 2012, we actually think that we’re in satisfactory shape from these credit metric perspectives.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

John Murphy - Merrill Lynch - Analyst

Ray, what is that number? Is that three times or four times debt to EBITDA? What’s reasonable in your mind?

Ray Young - General Motors Corp. - EVP, CFO

Well, I think that we focused on a two times numbers as kind of where we should target in terms of our capital structure. Ideally, and we would like to even go well below that but as an intermediate stuff we’ve been looking at more or less a two times ratio.

John Murphy - Merrill Lynch - Analyst

Okay, and you said something very interesting about Pontiac and the cancellation of the brand that’s forthcoming. You mentioned that Pontiac had largely been a fleet brand and that you felt like you could fulfill a lot of those volumes with Chevy. You could really backfill there. Why was Pontiac being kept as a niche brand there even if it was just purely fleet and then also I’m just trying to understand what you’re thinking about with GMC. Is there not the opportunity to really back fill GMC trucks with Chevy trucks? I mean the GMC buyers know they are essentially buying a Chevy product. What’s the rationale there? And further going into this question you’re saying 90% of your contribution margins are coming from those four brands. Would it not be possible to get that 90% contribution margin even without GMC?

Fritz Henderson - General Motors Corp. - President, CEO

Okay, John. First of all do you own a GMC?

John Murphy - Merrill Lynch - Analyst

No, I do not.

Fritz Henderson - General Motors Corp. - President, CEO

All right, good. So let me talk about people who do actually. Because I want to come to that in a minute but a couple things. First on Pontiac, about half the volume, actually a little bit less, G6 would be higher but a good percentage of the Pontiac volume is fleet. Not a vehicle like the Solstice, but certainly G6 where the volume has been historically, Grand Prix was even higher fleet, so as we look at developing a niche brand for Pontiac, our conclusion was could we do true niche vehicles that would supplement and augment the higher volume products in the Buick and GMC channel and the conclusion was we couldn’t make a business of it. The investment associated with doing it would just be too high, we wouldn’t be able to properly promote it so therefore we couldn’t really be successful and brands really don’t play defense well, they only play offense well. So our conclusion was cover the fleet volume through Chevrolet and/or Buick at the top end, number one Number two, the retail volume I actually showed several charts we’ve had in other decks and we can fan it out to you as well, but Pontiac volume also had a fair amount of employee sales, retiree sales, supplier sales which we think we would be able to satisfy through Chevrolet and/or through Buick so we do think we would be able to recapture a fair amount of the Pontiac volume but we’ll undoubtedly lose some.

Now to your question on GMC. I didn’t ask it rhetorically. I just wanted to, if you look at the GMC buyer and what they’re looking for in the vehicle, a high penetration for example, of Denali trend in a Yukon, they turn out to not be the same buyers actually. That was the reason I made my point that the vehicles themselves are specified, contented, yes there are similar architectures but the vehicles and the consumers for those vehicles don’t view them as the same, number one. Number two, the GMC product does command a price premium to the Chevrolet product. Number three, the aggregate coverage for example, let’s take full size pick up, we’re not, our Chevrolet Silverado is not the leading brand in the pick up market in the U.S. but General Motors is the leading pick up manufacturer in the U.S. because of our coverage of GMC and Chevrolet.

So you combine a view, a GMC customer actually the research we’ve done wouldn’t necessarily buy Chevrolets, number one. Number two, they would pay, I mean frankly, we get even better price realization on GMC than we do on Chevrolet so the net effect of that would be for example, on the discussion like GMC, it’s extremely profitable, and it wouldn’t necessarily, certainly our judgment that it wouldn’t make good business sense to try and collapse that into Chevrolet. It would be a net losing strategy.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

John Murphy - Merrill Lynch - Analyst

Okay, thank you very much.

Fritz Henderson - General Motors Corp. - President, CEO

You’re welcome.

Operator

And our next question is from the line of Chris Ceraso from Credit Suisse.

Chris Ceraso - Credit Suisse - Analyst

Thanks, good afternoon.

Fritz Henderson - General Motors Corp. - President, CEO

Hi, Chris.

Chris Ceraso - Credit Suisse - Analyst

A couple items. On the walk where you talk about the cash that you’re going to need from the government, where in here have you contemplated the additional out flows that you’re going to need to trim the dealer body in an accelerated fashion?

Ray Young - General Motors Corp. - EVP, CFO

It’s actually, we’re going to have to list expenditures in both combination of ‘09 and 2010 is not going to happen all at once. That’s point number one. In the restructuring and other, we had already programmed our prior plan, additional requirements for restructuring and so therefore, there will be some incremental amounts in this current plan in ‘09 versus the prior year although it’s not going to be that significant because we’re going to be doing it on a very very structured approach towards it, so therefore, in incremental amounts, there’s a small amount on the incremental basis but it’s not significant in ‘09.

Chris Ceraso - Credit Suisse - Analyst

Do you have a feel for what the total cost will be to achieve the reduction in the dealer body?

Ray Young - General Motors Corp. - EVP, CFO

There is, but we’re not going to talk about it.

Fritz Henderson - General Motors Corp. - President, CEO

I would say the one thing to remember is the most expensive part of handling this sort of transition is your inventory cost, and that was the most expensive part for example, of Oldsmobile. It’s making sure you take care of customers in the right way, making sure that you manage the inventory in the right way as you sell down, and so we obviously need to fan out and provide offers to our dealers and work with them and we will get out in the month of May to do that but a key part of this is to handle the wind down in sale of the inventory on an orderly fashion.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Chris Ceraso - Credit Suisse - Analyst

Okay. Actually that brings up another question that I was unclear on from the call last week about the production cuts. If you thought there was a risk of a supply disruption, why would you bring down inventory faster? Wouldn’t you want to pad your stock levels if you thought supply was going to be disrupted? Can you just run me through the thought process there again?

Fritz Henderson - General Motors Corp. - President, CEO

Sure. Our view was if you looked at the reasons for what we did, we basically said that our inventory levels, let me go back and give a little history. Our inventory levels at September last year at 7/17 were absolutely in fantastic shape and then the market cratered and we found ourselves at the end of the year with 870,000 units of inventory a level well in excess of what was necessary for the level of demand. We’ve been on a path to take it down, we were at 760 at the end of March but our conclusion was let us adjust the inventory levels at one-time in an efficient way, in as an efficient way as possible so try to get dealer inventory stocks down number one and number two, adjust our production for the level of demand and number three, given the fact we’re facing a potential disruption, that bring our plants down now would be the best time to do it. So all three things argued for us to bring our plants down and frankly, correct the inventory position, and it argued for about this time. We already had plenty of inventory.

Chris Ceraso - Credit Suisse - Analyst

Okay. Just one last one on the dealer situation. What is the difference in your latitude for affecting the reduction in the dealer body, whether you’re in bankruptcy or out of bankruptcy? How much additional flexibility does it afford you to be inside?

Fritz Henderson - General Motors Corp. - President, CEO

Well, let me come back to the first thing I said. What we have to do is of course, a bankruptcy process provides additional tools and additional risks. The most important thing we can do in terms of handling the situation though is A) take care of customers and B) handle the disposition of the cars in an efficient way and then obviously C) not build the pressure by building into an inventory position. So what we’re going to try to do is work with the dealers to make sure that we handle the sell down of the inventory positions and you have to do that whether you’re in or you’re out of bankruptcy. You have to take care of customers period and you have to take care of the cars so I would say as we look at the situation, the strategy we’re employing is the right one regardless of which route we take whether we do it on or out of court.

Chris Ceraso - Credit Suisse - Analyst

Okay, thanks a lot.

Fritz Henderson - General Motors Corp. - President, CEO

You’re welcome.

Operator

Our next question is from the line of Brett Hoselton from KeyBanc Capital Markets.

Brett Hoselton - KeyBanc Capital Markets - Analyst

Good afternoon, gentlemen.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Ray Young - General Motors Corp. - EVP, CFO

Hi, Brett.

Brett Hoselton - KeyBanc Capital Markets - Analyst

Let’s see. Accelerating the closure of the Saturn brand and some of the other ones, does that mean that if somebody were to come in and buy the distribution channel that you would discontinue shipping Saturn product at the end of 2009?

Ray Young - General Motors Corp. - EVP, CFO

Yes, that’s a pretty good assumption, yes.

Brett Hoselton - KeyBanc Capital Markets - Analyst

Okay, fair enough. And then in terms of the exchange offering, maybe I just overlooked this, timing on when you start that?

Ray Young - General Motors Corp. - EVP, CFO

It’s today.

Brett Hoselton - KeyBanc Capital Markets - Analyst

Great. Thank you very much, gentlemen.

Ray Young - General Motors Corp. - EVP, CFO

You’re welcome.

Operator

Our next question is from the line of Himanshu Patel from JPMorgan. Please proceed with your question.

Ryan Brinkman - JPMorgan - Analyst

Hi, this is Ryan Brinkman for Himanshu Patel. In the S-4 you use words like believe and assume to describe the U.S. Treasury threshold for a successful unsecured debt exchange. How hard and fast is this 90% threshold and what has been communicated from Treasury along these lines?

Ray Young - General Motors Corp. - EVP, CFO

Well, as I indicated, we need to deliver the balance sheet and so we recognize that we had original bogey of two-thirds reduction. As we kind of went through the revised plan again, understood what we need to do in terms of deleveraging the balance sheet it became pretty evident we need to go well beyond two-thirds  2/3 original number and so in discussions with the Treasury folks in terms of understanding viability going forward, the 90% number became probably a really a target that we really need to go after. So as we think about the restructuring of both the operations and the balance sheet, I think 90% becomes really a target that we need to go after and just frankly speaking looking at the capital structure, I don’t think we have much flexibility in order to go below that number, if we’re going to come out of this restructuring with a healthy balance sheet.

Brett Hoselton - KeyBanc Capital Markets - Analyst

Okay, I appreciate that, Ray. Thanks very much.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Operator

Our next question is from the line of Itay Michaeli from Citi.

Itay Michaeli - Citi - Analyst

Thank you, good afternoon. Ray, why don’t you just walk through, trying to calculate what the total pro forma debt might be like including the $11.6 billion of potential new funding from the U.S. government, and still looking at a number of close to $55 billion. Am I missing something or is that what the total pro forma debt we should be thinking about along the lines of this proposal.

Ray Young - General Motors Corp. - EVP, CFO

You talking about post-restructuring?

Itay Michaeli - Citi - Analyst

Yes. I mean, I think you can add up the numbers here with respect to the debt?

Ray Young - General Motors Corp. - EVP, CFO

I mean, you know how much we have in terms of the secured revolver and term loan, about $6 billion. You know government debt as of June 1, assuming a restructuring will still be about $10 billion left. The VEBA debt assuming restructuring about $10 billion left. The unsecured assuming 90% convert, you still got $3 billion left, and there’s still foreign debt and capital leases, there’s about $7 billion there, so if you take a look at where we’re going to be on June 1, you kind of add that number up, there’s about $36 billion and then you’ve got borrowings after that, additional borrowings in the United States and additional borrowings overseas so I think you can do some calculations in terms of where we think our debt will be.

Itay Michaeli - Citi - Analyst

It still seems it may be a 50 billion, $55 billion a bit high. Can you talk about where the senior secured lenders rank? As far as I can tell they aren’t being targeted for an exchange and what was the thought process around not potentially trying to extract concessions in there?

Ray Young - General Motors Corp. - EVP, CFO

Well, the secured lenders in our capital structure. Really we haven’t had a chance to really talk to them yet and so as we go through our plans, we wanted to have some additional discussions with them in terms of what opportunities there may be with their secured lenders.

Fritz Henderson - General Motors Corp. - President, CEO

But our conclusion strategically was they are in a secured position, they are in a good position and frankly, the view was whether we do it in or out of court that their secured position provides them that they have protection so the focus of the effort has been to date has been on the unsecured bonds, the VEBA and then obviously working with the Treasury and has not been focused on the secure lenders.

Itay Michaeli - Citi - Analyst

Great. Then just lastly just to clarify, the $11.6 billion that GM forecasts for additional funding, would that also include a 2010 requirement or would there be another requirement? I believe you outlined $2 billion.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Ray Young - General Motors Corp. - EVP, CFO

Actually, we actually think that the $27 billion level when we get up there, it will be actually fairly stable over the next couple years. So we will actually peak by the end of ‘09 in terms of our U.S. bonds.

Itay Michaeli - Citi - Analyst

Okay, that’s great. Thanks.

Operator

Thank you, ladies and gentlemen, we have time for one more question and our final question is from the line of [Collin Langen] from UBS. Please proceed with your question.

Collin Langen - UBS - Analyst

Great. Thanks for letting me on. After, I mean, if this tender is successful, the government would have 50%, the UAW would have 39%, so is there any conflict of interest or do you have any concern about being largely controlled by the government and the UAW? And are there any provisions if go through that the UAW and the government, the timing of when they could sell their interest so that you wouldn’t be a government controlled entity?

Fritz Henderson - General Motors Corp. - President, CEO

Well, I would say a couple things as we’ve talked about in the prospectus. Obviously we don’t have commitments from the government or the UAW at this point which will need to be negotiated through the month of May. That’s what my anticipation would be that part of those negotiations will deal with things like sell down rights, provisions like that, those sorts of provisions which occur in the normal course of business so it would be premature for us to speculate in that regard. Let me deal with the broader question about governance if you will. What the government has told us is that they want us to develop a plan, to execute the plan, to run the business, to be successful, to be viable, and to take care of the taxpayer so the taxpayer gets a return on their funds, and repay it in the event it’s a loan or get a return on it in the event it’s equity and take care of customers. So our focus has been on doing that. They have assessed it particularly the task force has assessed this on due diligence kind of I’ll use a private equity model if you will to make sure we’re taking the actions that are necessary in order to be successful in the business. They asked for — Kent Kresa, our new Chairman to basically reconstitute the majority of our Board by certainly no later than the time of our annual meeting and Kent is in the process of doing that. So the process they are using actually is more of a private equity model for how the business governance should work and not necessarily how we should run the business day-to-day.

Collin Langen - UBS - Analyst

Okay. And you’d briefly talked about Opal. Is there any concern, for a while we’ve heard about the need for global platform. Is there any concern about if you’re selling an interest in a division about that executing on that strategy and how you would go forward?

Fritz Henderson - General Motors Corp. - President, CEO

I would say some concern, but I do think that any buyer of the business is going to see if I just take an Insignia, for example, it’s a fantastic car but if Opal had developed it for Opal they would have developed it for 150,000 units a year, they developed it as part of GMs global architecture for a million units a year across the globe so there is a win-win here even if we bring in a majority investor into the European equation. It just means that you’d have to work out arrangements that work for both parties but I do think that the economic imperative remains clear.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Collin Langen - UBS - Analyst

I mean, would the way you handle that situation vary depending on how the U.S. situation is resolved and if you decide the tender doesn’t work, would you be more likely to actually not take a controlling interest in Opal?

Fritz Henderson - General Motors Corp. - President, CEO

Okay, if the tender doesn’t work, we would fall into bankruptcy here. It doesn’t necessarily say what will happen in Europe and I don’t necessarily think you should draw the linkage. Wouldn’t say it would wouldn’t say it wouldn’t. I don’t think you can necessarily say exactly what will happen in Europe and I do think though that we need capital in Europe so we need to be open to what an investor might want and I would think that an investor in Europe if they wanted to cooperate would want to have some understanding of where GM is going to go too so it does have a bearing but I wouldn’t say that it has a legal bearing. It’s more from a business perspective, they are going to want to know where we are and part of sharing any development costs.

Collin Langen - UBS - Analyst

Okay, that makes sense, and lastly, I was just looking at the presentation. It sounds like you’re taking about a 34% cut in number of U.S. hourly workers and then the savings seems to be similar around 34%. Is there any planned reductions here in terms of wages or the level of benefits workers get or is that just assumed to be constant?

Fritz Henderson - General Motors Corp. - President, CEO

No. We, by the way, had as of February 17, an agreement with the UAW, and they’ve been part of the solution not part of the problem. That agreement which hasn’t been ratified yet because it was pending any final agreement on the VEBA had attached to it some fairly significant cost savings and a significant closure of the gap per hour relative to the transplants. What we’ve outlined is the need to basically achieve a certain cost of our U.S. manufacturing operations which can be achieved by a combination of implementation of that agreement, further changes in necessary and right sizing the manpower levels and combination of those three we think we can drive to this cost level and we can achieve the cost levels and therefore our breakeven point.

Collin Langen - UBS - Analyst

And how are you going to get the workers out? You’re offering another round of buyouts or are you looking at sort of a mandatory–?

Fritz Henderson - General Motors Corp. - President, CEO

Historically there are buyouts and they’ve been relatively successful but usually what we do is we sit down with the UAW and reach an agreement on that first before we would launch it.

Collin Langen - UBS - Analyst

Okay. All right, thanks for taking my questions.

Fritz Henderson - General Motors Corp. - President, CEO

You’re welcome.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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FINAL TRANSCRIPT
Apr. 27. 2009 / 12:30PM ET, GM - GM Analyst Briefing - Restructuring Plan Update

Fritz Henderson - General Motors Corp. - President, CEO

Thank you, everybody. Talk to you soon.

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Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

GM Press Conference

Fritz Henderson, GM CEO

April 27, 2009 (9:00AM Eastern)

Detroit, MI

Steve Harris: Good morning, everybody. I would like to welcome you. Those that are on the phone, those listening to us on the internet and also by satellite and those of us in the room here at the General Motors headquarters at the Renaissance Center in Detroit. As always, the contents of this press conference and remarks and responses to your questions are covered by the Safe Harbor language which is contained in GM’s forward-looking statements. We’re going to start things off this morning with comments from GM President and C.E.O. Fritz Henderson and following that, we will take questions from those of new the room and also those of you on the phone, so with that, we’ll get started. Fritz.

Fritz Henderson: Good morning. Thanks, everybody, for joining us this morning. In the last month, the GM team has been very busy working on revising our plan. We have been working day in and day out with our people, suppliers, dealers, and the Automotive Task Force. We continue to be very appreciative of the support we get and we have gotten from the Obama administration from the Automotive Task Force and very importantly, we’re very appreciative of the support we have been getting from our people, our dealers, our suppliers who continue to work with us and support us as we go through this difficult period. I want to thank them and continue to thank the team for what has been done to date and thank them in advance for what we’re going to be asking in the future.

But today, we want to update you on where we stand in terms of our viability plan and talk about not only the operating actions we’re taking but also the actions we’re taking in announcing today, actually with regards to the balance sheet. Coming into the month of April, we really as a team focused on four core areas. One is how do we develop a business plan, that would be more stable and sustainable over a business cycle, including dealing with more difficult — a more difficult environment and the more difficult environment that we face today.

Second is how do we accelerate the restructuring actions that were announced in our February 17th plan, so basically pulling forward and going faster, and second, in certain areas, what do we need to go deeper in terms of our restructuring actions to lower our break-even point to improve the company’s operating structure so we can generate acceptable results at lower volume levels, and alternatively and very importantly as volume levels improve, we will produce strong results. That is the objective. The objective is not to survive. The objective is to develop an operating plan that allows us to win. In the short term, one must survive, but the key here is developing a plan that can allow General Motors as a company, with our dealers and our suppliers to win.

Third, as part of that, it is not only the operating actions that need to be taken, but what do we need to do to strengthen our balance sheet? I will come back and talk about the bond exchange that was launched today. Strengthening our balance sheet is a critical component of our revised plan. We have been getting started on that. We have been working on it. But today is an important day in that regard.

Finally, how do we build a General Motors that can be part of a winning auto industry going forward and that means not only investing in the product today, marketing our brands today, marketing our brands today, winning in the market, manufacturing vehicles here, but also how do we actually invest in the future. Not only future products but future technology that allows us to be part of reinventing our automotive industry. The specifics to date, we will talk about first on the brand side of our business.

We had previously talked about and discussed the status of Hummer, Saab and Saturn. We now expect to basically pull forward the build-out of those products. We would not expect to be building those products beyond 2009. The second thing we’re announcing today is with respect to the Pontiac brand, the phase-out of the Pontiac brand by no later than 2010. We have, over the last 30 days, worked on developing scenarios or strategies that could allow Pontiac to be successful as a niche brand. And my personal philosophy on brands is they only play offense well. They don’t play defense well. You either have a strategy that can win with a brand given the level of competition we have, or you basically have to stop, and our conclusion was, after a fair amount of work, is that we just didn’t have a strategy that we were satisfied with that could allow us to win with the Pontiac brand. We didn’t think we had the resources necessary to get this done from a product perspective, nor did we think we could really provide the marketing muscle behind the brand, and so our conclusion was from that work is that we needed to basically discontinue the work we were doing, and announce today that we were going to discontinue production of the Pontiac brand by no later than 2010. Tough decision, one of many, but a very tough decision for many of us, because this is a brand that has a considerable heritage within our company. It’s an intensely personal decision in many ways but one that needed to be taken in light of the circumstances.

The key here is how do we actually get behind and win with four core brands? That’s the key? We want to make sure we’re putting our resources behind brands where we can win in the marketplace. That basically means Chevrolet, Cadillac, Buick and GMC. Four core brands going to market, supporting them with adequate and capital and engineering resources and strong and adequate marketing and advertising resources. In terms of nameplates, what that draws, the strategy drives nameplate vehicles, if you will. That would allow us having to come to market with 34 nameplates which basically is 13 nameplates lower by 2010 than the prior plan. That really is consistent — we’re basically resourcing those four core brands. In terms of dealers, we’re announcing today that we’re basically going to pull forward the strategy that we outlined in February and then go deeper in a number of key areas, so the objective here is to reduce our dealer body from 6,000 to 4,600 at year end 2009 to approx 3,500 by the end of 2010. Communications with those dealers begins shortly and we will be rolling out through the month of May.

The objective is again four core straight brands with great products underneath those core brands and with a network of great dealers who can go to market and win and allow us to compete and win with the formidable competition we have here in the North American market and the U.S. market in terms of plants, again brands, nameplates, expect expectations in the market then drives our operating strategy.

And so what we’re outlining in our S-4 we released today for the bond exchange is a strategy that would pull forward a number of actions contained in the February 17th plan. Basically what we’re doing in terms of Powertrain, stamping and assembly facilities as we move from 47 to 34, which is a 28% reduction by 2010. That’s three lower than where we were in February for the 2010 period, and actually, if you look out in the business plan period from February 17th, it is actually one deeper than what we had outlined in February. But moving this forward in a pretty significant way to allow us to basically load our plants the right way, achieve high levels of capacity utilization and be successful in terms of a manufacturing presence here in the United States and in North America, in using particularly, also important, a flexible system to run our manufacturing plants so we can respond to the markets and upsides when they occur. This would result in 62,000 people in 2008 at the end, moving to 42,000 people by 2010, which is 7,000 lower than the prior plan.

Labor costs would move from $7.6 billion in 2008 to $5 billion, approximately $4 billion less than the prior plan for 2010, and we look forward to continue to work together with Ron Gettelfinger of the UAW, and vice President Cal Rapson to negotiate. We have a lot of things to negotiate. We need to negotiate labor costs, footprints. We still have not yet reached agreement on how we would handle the VEBA. In as much as they have been busy, we have all been busy but through the month of May, we will engage on those three key points as we finalize our game plan around our operating strategy. Finally, the objective is to reduce our break-even point. When you look at, for example, the S-4 prospectus, our a break-even point when we achieve these actions will be approximately 10 million units, so we would move from where we were before, between 15 and 17 million units from the middle part of this decade down to a 10 million unit break-even point, holding share and pricing and other things constant. You can vary all kinds of things but in the end what we’re trying to do is set a break-even point for the company which would be robust and sustainable at a 10 million U.S. market such that when the U.S. market improves and it will improve, that we can produce strong results for the balance sheet.

Today we launched our bond exchange. In the bond exchange, we offered bondholders $27 billion of unsecured common stock for each a $1,000 principal value, 225 shares, the objective of the bond exchange is to basically reduce that $27 billion of outstanding by $24 billion. The offer is in exchange for equity. The conditions of the bond exchange are outlined in the prospectus but I can summarize them here.

One, a 50% reduction of debt to the U.S. Treasury. That debt would be measured as of June 1st. We have asked the U.S. Treasury to consider equatizing a part of their loan. The amount that we expect by June 1st that would be considered for equatization would be approximately $10 billion. Again, the bond exchange is conditioned on that. Second is at least 50% of the obligation to the VEBA would be equatized. This has been a consistent theme through the last several months and for bondholders looking at the decision as to whether they should tender, two specific conditions that are included in the prospectus are run, equatization of at least $10 billion from the U.S. Treasury, and then second, equatization of at least 50% or approximately $10 billion of the VEBA. The total amount of debt we have targeting for debt is part of the bond exchange and including the exchanges we have had with the U.S. Treasury and expected conversations with the UAW would be approximately a $44 billion debt reduction to the company, at least. We remain of the view that our preferred approach to handling this matter would be to restructure General Motors, the operating side of the business and the balance sheet side of the business out of court. That is the preferred approach which is why we are launching the bond exchange now.

We remain committed to having the goals of having a successful General Motors. If this cannot be accomplished out of court, then we will restructure through a bankruptcy process, if necessary. I step back and look at the situation. What are we trying to get accomplished here? We are trying to structure General Motors such that we can succeed and win in tougher market conditions and by focusing our resources. So focusing around four core brands, going to market with a strong dealer body with basically a resource plan behind the four core bands, engineering, capital, marketing and advertising. Having a business that can be more robust in tougher market conditions means we can generate cash so we can invest in technology going forward. We need to have a more stable and sustainable business model, because candidly, we only want to do this once.

We have been working through just restructuring through the last three or four years. If you look at it, we land in 2009 at volumes that we’re seeing the lowest levels in the United States since post World War II on a capital per-adjusted basis. And all you have to do is review what is happening around the globe, with a couple of exceptions, the entire auto industry and economies around the globe are suffering. It is our view we need to take this opportunity to restructure General Motors and restructure General Motors once. In some ways our objective is to make this and have this truly a defining moment for the corporation. It is a difficult period. It is a challenging period. It is a very painful period for our dealers, our suppliers and our people. I know I speak personally in this regard, and none of us like this situation we’re in but it’s our job to do something about it. We’re going to focus our business on what needs to get done in order to have a stable and sustainable operating structure and have a strong balance sheet so we can get through this and we can win. It is really all about developing a plan that can really take care of customers every single day, that can win, that can look after the taxpayer, and that can provide the maximum return for the investors who we’re counting on to provide the support for General Motors. Thanks very much for your time. I’m now available for questions.

Steve Harris: Before we get started, if you will wait for the microphone to get to you when they call on you, then provide your name and affiliation, we appreciate that. We will start with Rod Meloni.

Rod Meloni: Hi, Fritz. Rod Meloni, WDIV-TV, Detroit. Just curious about the further job cuts of the employees, reduction in the number of plants, and also including the Hummer, Saab and Pontiac of 2010. This is the second notice that has been taken with the company, and are there going to be buyouts involved with this?

Fritz Henderson: The first objective is to roll this out through the month of May, so the next several weeks, and I think it’s really important that we engage — I know it’s really important we engage with the UAW as part of a bargaining process which is intended to deal with the full number of things we need to deal with the UAW Our timing is in the month of May. With respect to buyouts we have worked with the UAW in terms of buyouts and to handle these moves in the most delicate way possible to try to buffer the situation for individual people. I would anticipate that we would continue to do that, but that’s something we would need to negotiate with the UAW

Mary Conway: Hi, Fritz, Mary Conway, from WXYZ, Detroit. You do not mention white collar cuts. Exact numbers but do give the blue collar cut numbers. Can you give us a number?

Fritz Henderson: We outlined in the S-4 prospectus of what has been done in white collar and executive manpower. We will go deeper. I anticipate we will develop that game plan through the month of May. So we will update throughout the month of May on that. We will go deeper on salaried and executive manpower, because we need to, to create a simpler, leaner organization.

Steve Harris: We are giving the microphone to John Stoll

John Stoll: Fritz. How do you get that kind of dealer reduction done in such a short amount of time without spending significant capital or going through bankruptcy court/ And can you give an update of GM Europe where that stands in terms of negotiations? Fiat has been thrown around as a possible suitor there. Can you give an update on those two things?

Fritz Henderson: We will notify the dealers that are affected by the end of this month. It is almost the end of April, but this is work that will be done in the month of May basically. We will provide the dealers that are affected notification as well as what they are being offered, and so we expect to basically get out in the field now to get this accomplished. We are confident we can get this accomplished by no later than 2010. I made the comment earlier that as a company we are going to get ourselves restructured if it can’t be done outside of bankruptcy, we will do it through a bankruptcy. The key is that you should be viewing the dealer initiatives in that same context. We will be advising the dealers first before we advise you. In terms of Europe, we have had ongoing discussions with a number of interested ambassadors in the business. I’m not going to name who they are, are but there are — we have had ongoing discussions, because one of the requirements, if you will, one of the important determinants of the German government’s willingness to provide support would be adequate level of private investor interest in the business, and so we have been open to discussions with several interested parties. Those discussions continue as we speak, if you will. They took place through the month of April, anticipate that they will continue in early may, and we will update you as we have more definition around that.

Steve harris: A question in the back room.

Al Allen: Al Allen from Fox 2 News. I know GM is going through the process of restructuring, restructuring and restructuring, but have there been discussions among you and others that maybe the Obama administration may be leaning on GM a little bit too hard and making you do things that are almost impossible to do or are you going to continue to do what you can do to stay alive and survive?

Fritz Henderson: Al, in a word, no. We don’t think that what is being asked of us is too hard. We have been enormously appreciative of the support we have received from the Obama administration from the Task Force, and as I said before, our objective here is to create a strategy, an operating structure and strategy where we can win, not simply survive, and so it’s basically dealing with the environment that we have, the reality of our situation, addressing it and addressing it in a forthright way, doing it once and doing it now, so no, I wouldn’t accept the view that anybody is being too hard on us.

Tom Walsh: I don’t see any mention here of Delphi. Presumably you would want to have Delphi wrapped up by June 1st. Where does that stand, and how do you want to deal with that? And then sort of related to Delphi, if GM itself was to enter bankruptcy, Delphi, of course, went in as U.S. operations with foreign separate. Could you envision a scenario in which there are two GM’s with a domestic and a foreign entity at the end of all this?

Fritz Henderson: Well, let me deal with Delphi. We did provide a brief update last week, actually, when Troy made his announcement on production. I would say that the negotiations with Delphi and specifically the lenders continue to be difficult because it is a difficult matter. It is our objective to bring this matter to resolution in the month of May as well. Their facilities, actually, come due in the month of May, and so the timing is, frankly, right upon us. And frankly from our perspective, we’re OK with that. Let’s just try to deal with it at one time. In terms of whether or not we will have a separate GM - international and North America - not on my radar screen. Actually, I wouldn’t foresee it. I do think that General Motors will remain a global corporation without a doubt. But I think there is no question in my mind, also, that the nature of those global relationships will change. You know, if we, for example, receive an ambassador in Europe and dilute ourselves down to below 50%, we will need to manage our European business much like our business in Korea is managed. Which is managed for the benefit of the shareholders. So that business, not simply in the case of 100% own operation, you just manage differently. But that said, I think it can be done successfully. We have done it with GM Daewoo, for example.

Justin Hyde: This is Justin Hyde of the Detroit Free Press.

Fritz Henderson: Justin, are you are there?

Justin: Fritz, can you hear me?

Fritz Henderson: I can hear you now.

Justin Hyde: OK, great. Thank you, sir. Do you have a ratio for what you’re offering the bondholders, including the interest payments?

Fritz Henderson: It’s all laid out, Justin, in the prospectus. In terms of equity, 225 shares for every 1,000 principal value. We haven’t made a determination on how we will handle the interest payments in the near term, but if there is a successful bond exchange, all those conditions are laid out in the prospectus.

Justin Hyde: Who would end up being the larger shareholder then - the Treasury or the UAW?

Fritz Henderson: The prospectus outlines that 89% of the shares of the company would be owned by a combination of the Treasury and the UAW VEBA. The second thing the prospectus does is it talks about as a condition that the Treasury would equatize approximately 50%, at least 50% of their pre 21 debt, so about $10 billion. At that point is the prospectus outline of the Treasury, a condition of the bond exchange, actually is, that the Treasury would then move over 50% of the shares of the company. It is a condition of the exchange. We don’t have an agreement yet from the Treasury or the VEBA in that regard, but that will be negotiated through the month of May. Very importantly, though, those are conditions to the bondholders, so we if we don’t achieve those conditions, they are in the same position they are today, so that’s how it is expressed.

Justin: Thank you.

Fritz Henderson: You’re welcome.

Steve Harris: We have Ken Bensinger, L.A. Times.

Fritz Henderson: Hi, Ken.

Ken B: Hi, Fritz.

Fritz Henderson: Hi, Ken.

Ken B.: I’m curious about the revised time line for Saturn, Saab, Hummer, etc. We know there is interest in Saturn, but at least one of the companies that’s interested was planning on using the continued production of Saturn vehicles through 2011 to get their business plan going. How does this affect the possibility that there are buyers for these brands? Is that still a possibility or are they being looked at to be wound down?

Fritz Henderson: Let me deal with Hummer, Saab and Saturn, actually. In Hummer’s case, we have several parties that have bid on the business. We’re considering those offers now, and, you know, our judgment sitting here today is there’s a reasonable likelihood that we will have a successful sale of the brand but you can’t guarantee it because it needs to be negotiated. If that was the case, we could very well build those products. But I just — I mean, our view is that we wouldn’t expect to build those products beyond ‘09, actually, as part of any deal.

In the case of Saab, the Swedish business remains in reorganization. Any buyer of the business, I think, is going to want to have — is likely to want to have a U.S. distribution system. They will want to negotiate that. We could anticipate that we will be building Saabs in international plants. We don’t build Saabs in the United States. Once we actually stop the production of the 9-7. It doesn’t really affect our U.S. operations. We might consider providing contract assembly of any buyer of the Saab band from our international site.

With respect to Saturn, now to your specific question, our view is we think we can phase out the production of these brands by — — production of Saturns by 2009. If there is a successful offer on the table that we think, you know, might justify us contract assembling beyond ‘09, we would consider it, but right now, that sort of proposal isn’t on the table, at least not one that we would find acceptable.

Ken B: Thank you.

Fritz Henderson: Thanks.

Todd Lassen with Motor Trend: Another question about brand. You have a little more than 30 days before your final plan to Treasury, and can you guarantee that you won’t tell us for sure that you won’t be talking about cutting Buick and GMC by the end of those 30 days? And secondly, if you sell more than 50% of Opel in Europe, won’t you be absent in the European market the way Chrysler has been these past years?

Fritz Henderson: All right. First, our four core brand strategies built around how we think we should go to market and specifically not only market coverage but profitability. I, like all of you, read lots of press about Buick and GMC and it was particularly disconcerting to me because it didn’t make any business sense, actually. Our view is that the Buick and GMC brand should be and continue to be core brands, are highly profitable, quite successful and we consider them a core part of our business going forward. So I tried to answer the first question.

The second question is, are we are going to be absent in Europe? I think if we have an interest in the Opel business, we won’t be absent. We would be able to work with that business in terms of leveraging global scale, powertrain, vehicle development, technology, and second, we do still sell Chevrolet in Europe. It is one of the fastest growing brands — has been one of the fastest growing brands in Europe. It has been more focused on central, Eastern Europe and Russia, than western Europe, but nonetheless, it has been a good business for us. And I think it will continue to be a good business for us. That business is basically one from GM Daewoo and the subsidiaries an operations there that are in Europe that are tied to Chevrolet are generally owned by GM Daewoo and we would anticipate that that would continue. So I don’t accept that we would be absent from the European market. We would just be in a different structure.

Steve Harris: Fritz, we will take one over here from Greg from Australian television.

Greg Wilesmith, from the Australian Broadcasting Corporation. It has been a big week in Detroit. You can tell us what the phase-out of the Pontiac band would have on operations in Australia?

Fritz Henderson: It has been a fascinating week and it is not quite 10:00 on Monday. Your point was delivered well. I would say our decision on Pontiac would result in the phase-out of the G-8, you know, from the Australian operation. You know, it is actually, in many ways, a very fine car, but we’re just not able to put the marketing resources behind it. And we would work with the dealers to sell down the inventory and phase out production, and we would anticipate that by the end of this year.

Steve Harris: Take one over here. Right there.

Karen Hardy: Hi, Karen Hardy from USA Today. Fritz, a lot of people have expressed concern about the U.S. Government having an ownership stake in companies. If the Treasury and UAW will have a combined 89% stake in GM, that doesn’t bother you clearly? Can you explain why?

Fritz Henderson: I’m a believer in dealing with reality, and what we need to do is we need to develop a balance sheet for the company that can be — that can support the company as we get through a difficult period. We have gotten great support from the Treasury and from the UAW and all the parties as we have gone through this difficult period in time, but in the end, a lot of people are going to be asked to make sacrifices including converting debt to equity, so, the fact is you just deal with reality, and the Treasury has viewed this matter from day one, I think, very professionally, number one, and number two, as kind of a private equity investment. They have taken a private equity approach to the valuation of this, and it’s been helpful. It has pushed us in a lot of ways, which has been fine, but I also think in terms of, you know, what their intentions would be, they are kind of viewing it as private equity. As to what they would do if they were to achieve that kind of share holding, you would have to ask them. Their view so far has been that they want the company to develop the restructuring plan, and they want the management team to deliver and expect us to be accountable and we’re fine with that.

Steve Harris: We have Dave Shepardson from the Detroit News on the phone.

Dave Shepardson: Hey, Fritz.

Fritz Henderson: Hi, Dave.

Dave Shepardson: A couple of quick questions. On the proposed Treasury swap, or at least half of its loans to GM. Wouldn’t that be at least $7.7 billion, and how much a haircut would the government be taking on that?

Fritz Henderson: Actually, the importance is that it is by June 1st a$2 billion draw is scheduled. There is no commit. The Treasury hadn’t committed but it has laid out the prospectus. If they make that financing in the month of May, the total amount of debt would be approximately $10 billion. It is laid out by pieces in the prospectus.

Dave Shepardson: So would the government be taking a haircut on the value of those shares?

Fritz Henderson: The government would take shares in exchange, and the value of that, again, it’s all laid out in the prospectus, but I mean, they’re going to get value for the exchange, but they would be taking equity in lieu of debt.

Dave S.: And what is the timetable for publicly identifying the plants that are going to be closed?

Fritz Henderson: Next several weeks, basically. Think about this as early May.

Dave S.: OK. Thank you.

Steve Harris: The next question from Richard Truette from Automotive News. Go ahead.

Richard Truette: Will any of the products in the Pontiac line live in any other division such as the Solstice or the Vibe?

Fritz Henderson: Solstice, no. Vibe, no. We do anticipate having discussions with Toyota with regard to NUMMI. That product, there is some expectation that we could continue with that product in the 2010 calendar year prior to winding that down. We anticipate engaging with Toyota going forward but don’t have any plans to take them into another channel, no.

Richard T.: When is the last Saturn vehicle going to be built?

Fritz Henderson: It would be later this year. The exact date, I couldn’t tell you.

Richard T.: OK. Thank you.

Fritz Henderson: You’re welcome.

Steve Harris: Bill Vlasic.

Fritz Henderson: Hi, bill.

Bill Vlasic Hi, Fritz. It appears your target for the bondholders is $24 billion of $27 billion. Is that what you have to achieve to somehow recall this additional debt out of bankruptcy?

Fritz Henderson: Yeah. The Treasury has basically indicated that — we’re not certain of this, but the way the prospectus is laid out, we expect that is what the Treasury would require in order for a bond exchange to be successful. So I look at 90% as something that is a very important level, and, you know, if we will to materially fall short of that, then you would anticipate as we lay out in the prospectus that we would fall into a bankruptcy process.

Bill Vlasic: OK. Thank you.

Jeff Gilbert: Fritz, Jeff Gilbert from WWJ. We here in Detroit have come to know GM as really, at one point, the biggest company in the world, the biggest carmaker in the world. Obviously things are going to be different going forward. What is your vision, your mission statement of what General Motors will be, what it will look like when it’s through, when the whole restructuring is through, what will we here in Detroit expect from General Motors?

Fritz Henderson: It’s been my theory over time that big is only good if you use it to your advantage, actually. I think if you just look at it, our results have not been acceptable. Our financial results, our business results, our performance in the markets. We have had lots of examples where we have done things exceptionally well, but as a company, our overall performance has not been adequate. As I think about the vision for General Motors, I already said I think we are going to be a global company. But I think the nature of that global company will change. We are pretty good as a company in dealing with partnerships. You know, I look at the relationship we have with SAIC in Shanghai, GM. And I look at GM Daewoo, for example, and so I do think we’re able to work collaboratively. We have had situations that haven’t worked out well, but by and large, we have had the winds — all you have to do is look at Shanghai GM and the winds greatly outweigh where we have failed. I think we will be global, global in a different way, but I think we will be lean, flexible, very customer focused, and really get behind and win with four core brands rather than try to figure out how we allocate lots of resources across, frankly, too many things. It is about getting in focus. I’m more focused on getting results as opposed to being big.

Steve Harris: Joann Muller. .

JoannMuller: Hi, Fritz.

Fritz Henderson: Hi, Joann.

Joann Muller: Along the lines of that question, I’m curious, being break even at 10 million is pretty aggressive, and so it would seem that — at 10 million is aggressive so it seems that when the market recovers, there is a good opportunity for profits, but can you give us a timetable sense for when GM is healthy again, and in that, if you could describe where the balance sheet goes, what the total debt is today with all the government debt as well, and what it will be if you’re successful?

Fritz Henderson: All laid out in the prospectus, Joann, but the $44 billion in debt — $44 billion in reduction. You have $27 billion of unsecured debt and bondholders and $20 billion in the present value of future payments to the VEBA. That would take you to $47 billion. Then you have the Treasury, not only what they have loaned us to date but what they expect to loan us. We outline what the total funding requirement is, within the $30 billion that we outlined in the February 17 plan. You can see what happens to the capital structure pre-and post. We spent a lot of time laying out that in the prospectus but we would be substantially less levered as a company if we achieve the $47 billion. I’m trying to remember the second part of your question.

Joann Muller: When you will be profitable?

Fritz Henderson: If you look at the break-even levels, ‘09, ‘1 oh we essentially bring our structural costs down to $22 billion, $23 billion in North America post ‘09. I think we are $27 billion in ‘09. At that level, we look at $’10, and look at a break even basis before interest and taxes. With a modest recovery in ‘10, we believe we would turn profitable in 2010 on an even basis, and this is laid out in the prospectus, as I said.

Steve Harris: Phil LeBeau

Phil LeBeau: Hi, Fritz. I’m curious, compared to the February 17th plan and early December plan, what is your level of confidence that this plan is finally the plan that will get the Green light from Washington, because the first two were either scoffed at or roundly rejected by the Treasury department. How closely were you working with the Treasury department in putting this together? In other words, how much of their fingerprints are all over this?

Fritz Henderson: We have worked — a couple of things. We have worked day in and day out with the Treasury as we put this plan together. It’s our plan, though, and you know, they really wanted it to be our plan, but candidly, the dialogue has been good. It’s been positive. It’s been challenging, which is fine. I would say the Treasury, when you look at the Treasury’s announcement and President Obama’s speech and the Task Force finding, they gave themselves until — excuse me — they gave themselves until June 1st. So I would anticipate we will continue to work with them through the month of May, but this is an important step for us. They have been supportive of what we’re doing. You have to ask them in terms of their assessment of this. I would anticipate they will use their full-time through June 1st, but this is, in our judgment, a very aggressive plan, one that pulls forward the actions and goes deeper, which is, in effect, what they asked us to do, and given the environment, that’s what we need to do, so I anticipate, Phil. They will spend through June 1st diligencing our plan, but nonetheless we have been working with them day in and day out up until this point.

Steve Harris: We will take one more in the room here and then we will go to the phone for a couple. Go ahead.

DPR Reporter: I’m sorry, Phil actually asked my question. I’m from Detroit public radio. Just to be clear, is this the plan, this incarnation of this plan what you’re looking like if you do need to go into bankruptcy court, is this more or less what that plan would be like in and in-court process would look like? Are you are considering, also, if the bondholder exchange doesn’t go through as you expect or hope, that you would at any point look at bankruptcy filings before June 1st?

Fritz Henderson: Yes, on the first question. This is our plan, and second, as we say in the prospectus, if we’re not successful, we would expect to file for bankruptcy. I wouldn’t anticipate that it wouldn’t be long before June 1st. That would be the timing.

Steve Harris: All right. We will go to the phone. We have Martin Padgett. Are you are there, Martin?

Martin: Yeah. You can hear me?

Fritz Henderson: I can hear you fine.

Martin: You talked about the holdings before, but I’m wondering about Vauxhall. Is this a chance to make the Chevrolet brand a global-wide mainstream brand? Are you are going to get some of the noise out of the brands here in the GM spectrum?

Fritz Henderson: Our branding strategy in Europe, Opel and Vauxhall. Vauxhall, our brand for the U.K. happens to be your largest market in Europe. It is not lost on me. We have a fantastic team there, great dealers in the Vauxhall brand. We have no interest in expanding it beyond the U.K. I have never had an interest in changing Vauxhall in the U.K. We have a fantastic group of dealers. It is a great brand. What I anticipate and are executing, Chevrolet would be an entry brand, and Vauxhall mid brand, and Cadillac top brand. I would anticipate the Cadillac volumes will remain very small. We need to win with Cadillac in the United States, most notably.

Steve Harris: We have Robert Schoenberger from the Cleveland Plain Dealer.

Robert Schoenberger: On the VEBA, the prospectus says the Treasury and VEBA fund would own 89% of the new company. How does that break down between the Treasury and the VEBA?

Fritz Henderson: Well, that hasn’t been negotiated yet, but I think in order for bond exchange to happen, those two parties will have 89% of the shares, and, as I mentioned earlier in the press conference, one of the conditions to the bond exchange being successful, you will if you will, beyond the conversion of the debt to the Treasury of at least $10 billion is that the Treasury would go over 50% as part of a successful bond exchange that. Said, those agreements have not been reached yet and would need to be negotiated.

Steve Harris: Bernard Simon from the financial times.

Bernard Simon: Am I correct this assuming that the government will become GM’s majority shareholder, and if so, will they have Directors on the Board, and how do you feel about being at least a semi-nationalized company?

Fritz Henderson: Well, first, let me talk about the Directors, because at the time of the Task Force finding, you know, end of March, there was a discussion regarding reconstituting the board. Kent Kresa was asked to become Chairman of the Board. Kent is very engaged in a positive way. His task was to repopulate the majority of board members. He is in the process of doing that as we speak. The government has basically asked him to move into those roles. He has taken on that assignment, as I said, with energy and vigor and anticipates that we will reconstitute our board accordingly. I wouldn’t say, Bernard, there is any change whatsoever from what was asked of us in the end of March in terms of board membership, and in terms of what the Treasury would do with their shares, it’s not for me to say as to what they might do. I think that, over time, our job is to provide business results which maximize the recoveries to all the parties, the Treasury, the taxpayer, bondholders, the VEBA, to make sure that business produces real value going forward.

Bernard Smon: And if the Treasury has 50% of the shares, won’t they have some representatives on the board? .

Fritz Henderson: No, actually, shareholders have the right to basically select board members, as they do today, and what the Treasury has asked Kent to do is reconstitute the board, which is what he is doing. I don’t think you would see them change that. .

Steve Harris: Greg Miles from Bloomberg.

Greg Miles: I wanted to ask you. You have a 60-day deadline, almost halfway there. Based on the progress you have made thus far with mapping out this restructuring plan and also the plan for the bondholders and the UAW, do you feel that the prospect or risk of bankruptcy is greater or less than it was a month or few weeks ago?

Fritz Henderson: It is greater today. I mean, the task at hand in terms of what we need to get accomplished is formidable. It can be done and launching the bond exchange today was a critical part. If we hadn’t done that today, we could never have done it out of court. We felt it was important to get the bond exchange launched and update investors to where we stand in our business and business plan, and that we have moved more aggressively deeper and faster and think it is the best way to do it. Today it is more probable that we would go through a bankruptcy process.

Greg Miles: Talk about the challenges with the bondholders because they are having their obligation reduced the most and also getting the least stake on an equity side. How do you get sell them that this is good for them?

Fritz Henderson: Frankly, I don’t sell them. The prospectus is outlined for the bondholders and what their options are. This he have to make a choice. It outlines what their options are. Each bondholder will make their own decision. They also have to make the decision in light of what would happen in light of if they choose not to. It is all laid out in the prospectus. It is not for us to recommend or judge or provide any opinions.

Steve Harris: OK. Take one in the back row here.

Kimberly Johnson: Hi, Kimberly Johnson with the Associated Press. President Obama has said in the past that he and the White House administration were not interested necessarily in running an automaker, but if we have the government taking of 50% or any kind of great equity position in the company, aren’t they, in turn, owning a great portion of GM?

Fritz Henderson: Well, sure.

Kimberly Johnson: Because out of that 89%, what percent would the Treasury have?

Fritz Henderson: I think I already answered that question, but let me come back to the management process. I think, you know, the shareholder, whether it is UAW, VEBA or the government, they’re going to want to have a Board of Directors oversee the company. They will want a management team aggressively execute the plan and lead the company. The Treasury has not demonstrated any interest in actually running the company, actually. It is a remarkably interesting and complicated place, and they have learned a lot about the process in a very short period of time. They don’t really have any interest in running the company. They want to make sure the company is run well for the benefit of all the parties, including the taxpayers and the various constituencies to the company, and that’s what their foremost interest has been.

Steve Harris: Let’s go to David Welch in the back.

Fritz Henderson: Hey, David.

David Welch: Hi, Fritz. First question, if the UAW is going to be a big shareholder, will the union or the VEBA trustees perhaps get seats on the board and the second question is, and I’m doing quick math here. If you borrow upwards of $30 billion and restructure and have $44 billion in debt. I’m still coming up with $40 billion in debt afterwards. Am I wrong on that? Is that a sustainable level of debt once you restructure?

Fritz Henderson: It is actual laid out in the pro forma capitalization and prospectus. You weren’t too far off. I would refer you to the prospectus as to what the remaining debt would be, but the prospectus has assumed that half of the government debt is equatized and half of the VEBA is equatized and that $24 billion of the $27 billion is successfully exchanged, so that’s how the prospectus pro forma capitalization is constructed.

David Sevito: David Sevito from NHK: Last week’s update cited supply concerns from Delphi. I wanted to just ask, have you taken into account various negative effects of an imminent Chrysler bankruptcy?

Fritz Henderson: Actually, we have had our hands full with General Motors, and so I think that, frankly, a lot of parties have been working on Chrysler, not us, so I would say, you know, we have looked at the impact of the supply community more broadly, which is your question. You know, as I look at the situation, I think the Treasury, Chrysler and the management team there, including Fiat as an investor are working hard to make sure that Chrysler doesn’t fail, and if you operate as I do with the assumption that they will find a way to that, then we won’t necessarily have to address that problem, but in the meantime, we have looked at scenarios of potential distress in the supply community. We think we can manage through it, but I can’t really sitting here today think that that is going to happen.

Fritz Henderson: Going to the phone and o Jeff Green from Bloomberg.

Jeff Green: Can you hear me?

Fritz Henderson: We can hear you fine, Jeff.

Jeff Green: Can you give a sense — we talked about this being a new global General Motors and alliances with more of the focus and more flexible. Can you give us the size of the new General Motors, if it is a 9 point something million units global company, what is it now, ballpark?

Fritz Henderson: Well, it is laid out in the prospectus, actually, but if you look at the 57 million unit I have, we are nowhere close to 9 million units today in 2009. Again, Jeff, I’m not one that is actually so focused on size and bigness. You know, our job is to basically be, you know, lean flexible and successful in customer focus and not book keep the size of our volume. No one has ever said that scale is our weakness. We have plenty of scale and anticipate that we will continue to have plenty of scale to take advantage of product development and manufacturing, purchasing, and I think the key is we need to convert that scale in to successful business results are, so I don’t think that anything we would do would significantly undermine the benefits of economy of scale that we are in today.

Steve Harris: Another one from the phone from Melissa burden up in Flint.

Mellissa: Can you hear me?

Fritz Henderson: Sure, Melissa.

Melissa: You touched on this briefly but I want to touch on the plant announcements. You said you would expect the public announcements to be coming in may, is that correct?

Fritz Henderson: Correct.

Melissa: Can you give us an idea on the ones that have been added to the list, even just in numbers in terms of, you know, if they are stamping plants, powertrain, assembly?

Fritz Henderson: Well, Melissa, we tallied them up and include powertrain, assembly and stamping. We basically pulled forward six from the prior plan, and by year end, ‘10, there is three further plants. I’m not going to today get into which ones is a powertrain, which ones is stamping and powertrain. We will be notifying the people in may, very likely in early may.

Fritz Henderson: There is three further plants then that would be closing, did you say, by the end of this year or in 2010?

Melissa: OK. Thank you.

Fritz Henderson: You’re welcome.

Steve Harris: Back here, we had a repeat question. If I have someone who hasn’t had a chance, raise your hand.

Al Allen: Al Allen from Fox 2 News. I know you mentioned May, but can you tell us what will happen to the Orion Township plant? They build the Pontiac there and the employees there at the plant?

Fritz Henderson: I mentioned in May because that’s when we will notify the individual plants. I won’t go into any more of that today.

Steve Harris: Mary Conway.

Mary: A follow-up about bankruptcy, if you are making all the cuts, why would bankruptcy now be more probable or more likely?

Fritz Henderson: It is a question of whether or not we’re successful in the bond exchange. That’s the key. The bond exchange needs to be successful in order for us to avert bankruptcy. We think it can be successful, but given our retail holdings under the bondholder group, for example, and a 90% type level, the level the Treasury has indicated that they would be looking for is not impossible but it is a tough task, which is why I think it is more probable.

Steve Harris: Rod Meloni

Rod: Fritz, there are so many complications that come with bankruptcy and one of the thoughts that I have had is do we have any experience, say, with China, and what it would mean — what an bankruptcy would mean there, and would your Chinese operations be imperiled by a bankruptcy declaration here?

Fritz Henderson: We have been doing contingency planning, and we have been doing it over the last — not just recently but in the last 30 or 45 days. Our objective again is to restructure outside of bankruptcy. Our strategies here have been basically focused on speed. Going in and going out fast and looking at strategies that would allow us to accomplish that. At the same time, we have been looking at potential collateral impacts, which is what you have identified is, there an effect in China? Is there an effect in Korea? Is there an effect in Europe? We have been going through that country by country. I think we have a good plan to deal with our global operations and not imperil them, but this is, frankly, still a work in process, but our objective is to make sure that whatever we do would not imperil, and I guess the last point I would make is we have — there’s plenty of examples in the bankruptcy process where international operations are not included. It is not like we’re plowing untested grounds. For an automaker, this is not a simple thing, but nonetheless, there are lots of examples where international operations are unaffected by a U.S. proceeding if it needed to happen.

Steve Harris: We have just a few more minutes. Now we will go to the phone to Michelle Caruso-Cabrera from CNBC.

Michelle C: Thank you, Mr. Henderson. I’m looking at the breakdown here and I see you owe the bondholders $27 billion and they get 10% of the company, and when it comes to the Unions, you owe them $10 billion and in exchange for that, they get up to 40% of the company. Who determined that split, and what would you say to those who argue it is far more beneficial to the unions than it is to the bondholders?

Fritz Henderson: Michelle, let me see if I can’t break the question into two. First, I’m not going to, as I said before, get into the question of what’s fair or my opinion is. That’s what individual bondholders have to assess relative to their alternatives. With regard to the 10%, basically what the Treasury indicated to us is is that they would not be supportive of a recovery in excess of 10%, and so therefore, as we structure the offer, we structured at the maximum, and we did it that way, so that is laid out in the prospectus, but, you know, that’s the answer to your question.

Michelle C: And the 39%, to be exact, when it comes to the unions? How did you determine that?

Fritz Henderson: The exact percentages have not been negotiated. They will be negotiated in the month of May. We outlined that 89% would be expected to be held by the Treasury and UAW VEBA, number one. And number two, for a bond exchange for be successful, the — one of the conditions is that the Treasury would hold over 50%.

Michelle C.: Okey-dokey. And amortization of the remaining cash would be over what period of time for the VEBA?

Fritz Henderson: It needs to be negotiated in terms of how restructure the $10 billion note. That discussion is still ahead of us.

Michelle C.: Great. Thank you.

Steve Harris: We will take two more questions in the room and then we will have to cut it off. Karen Hardy again.

Karen: Has GM been able to determine how many bondholders may have credit default swaps on GM bonds?

Fritz Henderson: Actually, that’s not a number that’s determinable with precision. We have a reasonable — we have a reasonable estimate of what it is. It is not something that we think is fatal to the bond exchange, actually. We actually thought it might have been higher earlier on. There are bondholders that have paired trades and we have launched the bond exchange and we still have a chance to be successful, and actually, that’s a number you wish you could know with certainty, but frankly, you can’t.

(question inaudible).

No, because it is a number that I don’t feel I can be confident in, actually.

Steve Harris: Last question, John Stoll

John Stoll: Have you given a thought to the shakeup in the more upper ranks of the team? Rick, obviously Treasury was asking for him and Bob retired and correct me if I’m wrong, but there haven’t about been a lot of change in terms of the same group of people that have been running the company for a long time?

Fritz Henderson: One of the things we outlined in the prospectus is that we need to make more changes in the structure of the company, as well as I’m a believer that structure needs to follow strategy. As we strategize these key moves through the month of May, we’re going to be looking at how we manage the company. We’ll have more to say about that in the weeks — I say weeks, not necessarily months, because I do think it’s worthwhile to reconsider how we run the company, how we make decisions, and who runs the company. But you need to first determine what that structure of the company looks like prior to doing that, so more to come.

Steve Harris: All right. We will stop there. Thank you very much. Appreciate it.

Fritz Henderson: Thank you.

###

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

GM

Security Analyst / Media Call

Viability Plan Update & Exchange Offers Overview

April 27, 2009

GM

Exchange Offers Information

•In connection with the public exchange offers General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.

•GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the transaction. Information regarding the interests of these directors and executive officers in the transaction will be included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-k, which was filed with the SEC on March 5, 2009.

Forward-Looking Statements

In this press release and in related comments by our management, our use of the words “plan,” “expect,” “anticipate,” “ensure,” “promote,” “believe,” “improve,” “intend,” “enable,” “continue,” “will,” “may,” “would,” “could,” “should,” “project,” “positioned” or similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors. Among other items, such factors might include: our ability to comply with the requirements of our credit agreement with the U.S. Treasury; our ability to execute the restructuring plans that we have disclosed, our ability to maintain adequate liquidity and financing sources and an appropriate level of debt; the ability of our foreign subsidiaries to restructure and receive financial support from their local governments or other sources; our ability to restore consumers’ confidence in our viability and to continue to attract customers, particularly for our new products; our ability to sell, spin-off or phase out some of our brands, to manage the distribution channels for our products, and to complete other planned asset sales; and the overall strength and stability of general economic conditions and of the automotive industry, both in the U.S. and globally.

Our most recent reports on SEC Forms 10-K, 10-Q and 8-K provide information about these and other factors, which may be revised or supplemented in future reports to the SEC on those forms.

GM

Agenda

Current Viability Plan

•U.S. Treasury Funding Request

•Debt Restructuring

Overview

Current Viability Plan developed in response to the President’s Designee’s determination that our February 17 Submission did not establish a credible path towards viability

Current Viability Plan comprehends the need to move “faster and deeper” regarding our restructuring actions

–More conservative market share and dealer inventory assumptions

–Accelerated brand and nameplate rationalization

–Quicker realization of optimal dealer footprint

–New and accelerated manufacturing capacity actions

Aggressive actions result in adjusted EBIT breakeven point of approximately 10 million unit U.S. industry*

In support of our current Viability Plan, our U.S. Treasury funding request has increased to $27.0 billion –$3.0 billion below prior downturn sensitivity scenario

Adjusted EBIT excludes excess depreciation/amortization over capital spending and volume related variable manufacturing and other structural costs 4

GM

GMNA Industry, Share and Volume Assumptions

Industry projections consistent with external forecasts

•More conservative market share and inventory projections will result in lower factory unit sales projections vs. February 17 Submission

–Driving business to improved results at lower volume levels

2008 2009 2010 2011 2012 2013 2014

North AmericanIndustry (mil)

Memo: U.S. Industry (mil) 16.6

13.5 12.9

10.5 15.2

12.5 17.1

14.3 18.9

16.0 19.4

16.4 19.8

16.8

U.S. Market Share

Variance vs. Feb 17 22.1%

0.0pts 19.5%

(2.5)pts 18.9%

(2.2)pts 18.6%

(1.6)pts 18.4%

(1.6) pts 18.5%

(1.3) pts 18.5%(1.2) pts

GMNA Market Share

Variance vs. Feb 17 21.5%

0.0pts 19.1%

(2.0) pts 18.4%

(2.0) pts 18.1%

(1.4)pts 18.0%

(1.4) pts 18.2%

(1.1) pts 18.0%(1.1) pts

GMNA FUS (000s)

Variance vs. Feb 17 3,679

0 2,104

(511) 2,999

(188) 3,330

(191) 3,627

(306) 3,707

(316) 3,732

(365)

GM

U.S. Brand and Nameplate Rationalization

•Plan comprehends focused 4-core brand strategy (Chevrolet, Cadillac, Buick and GMC), supporting fewer and better nameplates

–Concentrated engineering and capital spending

–Competitive brand and nameplate marketing support

–Ultimately driving increased profitability per vehicle

•Current Viability Plan accelerates resolution of:

–Saab & HUMMER to 2009 vs. 2010

–Sale or phase-out of Saturn in 2009 vs. 2010 to 2011

–Adds phase-out of Pontiac by year end 2010

•Current Viability Plan comprehends 29% reduction in nameplates, from 48 in 2008 to 34 in 2010

–February 17 Submission included reduction to 36 nameplates by 2012

–Accelerates reduction of two additional nameplates by two years

GM

U.S. Dealer Network and Channel Strategy

•Current Viability Plan comprehends further and faster reductions in the dealer footprint to achieve an optimally represented highly effective and well capitalized dealer network

–Competitive per store sales throughput and return on assets

•Optimal dealer footprint of ~3,600 rooftops by 2010

–~500 fewer dealers four years earlier than February 17 Submission

•Dealer consolidation will support marketing strategy of distributing 4 core brands through three channels

–Chevrolet and Cadillac will remain bookend channels

–Buick-GMC as a stand alone or “bolt-on” (sales operations only) on a regional basis

•Plan intended to facilitate orderly, customer friendly and cost-effective approach to dealer reductions and inventory disposals

U.S. Assembly Capacity Utilization

February 17 Submission
Current Viability Plan
U.S. Assembly Capacity Utilization*
130%
110%
90%
70%
50%
30%
68%
68%
61%
49%
89%
81%
98%
88%
107%
94%
118%
112%
124%
120%
2008
2009
2010
2011
2012
2013
2014

** Based on 2 shift Harbour Method*

8

GM

U.S. Assembly Capacity Utilization

February 17 Submission

Current Viability Plan

U.S. Assembly Capacity Utilization*

130% 30%

50%70%

90%110%

124% 118% 107% 120% 98% 112% 89% 94% 88% 68% 81% 61% 68% 49%

2008 2009 2010 2011 2012 2013 2014

U.S. Assembly Plants

Current Viability Plan 47 41 34 33 31 31 31

February 17 Submission 47 44 37 35 33 32 32

* Based on 2 shift Harbour Method

U.S. Hourly Labor Cost

Active
Retiree
$ Billions
15
10
5
0
12.6
2.4
10.2
9.5
1.2
8.3
7.6
0.9
6.7
6.4
1.8
4.6
5.0
1.2
3.8
4.8
1.2
3.6
4.8
0.9
3.9
4.9
0.8
4.1
4.1
4.1
2006
2007
2008
2009
2010
2011
2012
2013
2014

9

GM

U.S. Hourly Labor Cost

15

Active Retiree

12.6

2.4

10 9.5

1.2

7.6

0.9 6.4

Billions 1.8 5.0 4.8 4.8 4.9

$ 5 10.2

1.2 0.8 4.1

8.3 1.2 0.9 -

6.7

4.6 4.1 4.1

3.8 3.6 3.9

0

2006 2007 2008 2009 2010 2011 2012 2013 2014

YE Headcount (000): ---------------— Historical --------------—

Current Viability Plan 87 77 61 45 40 38 38 38 38

February 17 87 77 61 45 47 45 46 46 46

Submission

GMNA Structural Cost

40
35
30
25
20
$ Billions
February 17 Submission
Current Viability Plan
35.6 35.6
33.8 33.8
30.8 30.8
26.3
27.1
25.0
23.2
24.0
22.3
24.0
22.7
24.0
22.9
24.0
22.2
2006
2007
2008
2009
2010
2011
2012
2013
2014

10

GM

GMNA Structural Cost

February 17 Submission Current Viability Plan

40

35

33.8 33.8

30.8 30.8

30

Billions 27.1

$ 26.3

25.0

25 24.0 24.0 24.0 24.0 23.2 22.9 22.7 22.3 22.2

20

2006 2007 2008 2009 2010 2011 2012 2013 2014

GM

Foreign Restructuring Activities

•Agreement reached with Canadian Autoworkers Union in March 2009

–Expect Canadian hourly active labor cost to fall $0.5 billion between 2008 and 2014

–Expect active adjusted cost of an hour of labor to be at U.S. transplant levels ($0.80 per Canadian Dollar exchange rate)

–Agreement contingent upon receiving funding from Canadian Government

•Continued work on restructuring German and other European operations

–Could include third party investment to create new vehicle manufacturing company

•New company could own a significant part of our European operations

•In February 2009 Saab Automobile AB filed for reorganization

–Several bidders contacted, information provided

–Third party financing may be received, we do not intend further investment

•Continued discussion with governments from various other foreign countries regarding financial support for foreign operations

GM

Current Viability Plan Summary

•4 core brands

•Fewer, stronger, well-supported nameplates

•3,600 strong dealers in better locations

•Lean, flexible, fully utilized manufacturing facilities

•Benchmark structural cost levels

•Lower breakeven

•Continue to spend on technology 12

GM

Agenda

•Current Viability Plan

•U.S. Treasury Funding Request

•Debt Restructuring

U.S. Treasury Funding Requirement

$ Billions
30
25
20
15
10
5
0
18.0
5.8
2.0
1.0
0.2
27.0
YE 2009 Previous Funding Requirement
GMNA OCF Requirement
Section 136 Loan Removal
Remove AC Delco Sales Proceeds
Restructuring / Other
YE 2009 Current Baseline Funding Requirement

14

GM

U.S. Treasury Funding Requirement

•Based on current Viability Plan, peak U.S. Treasury funding requirement of $27 billion

18.05.8

2.0

1.0

0.2

27.0

05

10

1520

2530

YE 2009 Previous Funding Requirement

GMNA OCF Requirement

Section 136 Loan Removal Remove AC Delco Sales Proceeds

Restructuring / Other

YE 2009 Current Baseline Funding Requirement

$ Billions

GM

Agenda

Current Viability Plan

•U.S. Treasury Funding Request

•Debt Restructuring

GM

Exchange Offers Overview

•Offers to all bondholders

–225 common shares per $1,000 principal of exchanged bonds

–~10% pro forma equity ownership at 100% participation

–Accrued and unpaid interest paid in cash

•GM will also solicit exit consents from tendering bondholders

–Remove covenants and events of default from existing indentures (other than payment of principal and interest)

•Non-USD bonds

–Voting process to pass resolution to incorporate a call provision

•Series D —maturity June 1, 2009 —bondholders who tender agree to extend maturity (principal and interest) until closing or termination of exchange offers

•If GM does not receive sufficient tenders prior to June 1, including tenders from Series D bondholders, to consummate the exchange offers, GM expects to seek relief under the U.S. Bankruptcy Code

GM

Bond Exchange Key Conditions

•Consummation of exchange offers is contingent upon satisfaction or waiver of several key conditions:

•Results of exchange offers shall be satisfactory to U.S. Treasury

–GM believes at least 90% of aggregate principal of outstanding notes will need to be tendered or called for redemption

•Includes at least 90% of aggregate principal of outstanding Series D notes

•At least 50% of U.S. Treasury debt as of June 1, 2009 converted to GM common stock

–Will include satisfaction and cancellation of the U.S. Treasury warrant

–U.S. Treasury would own at least 50% GM pro forma common stock

–Consent from U.S. Treasury to authorize charter amendments for common stock par value reduction, common stock increase and reverse stock split

•Evidence of U.S. Treasury financing commitment to provide additional funding of $11.6 billion which is forecasted to be needed after May 1, 2009

GM

Bond Exchange Key Conditions (cont)

•Additional conditions to be satisfied or waived:

•At least 50% (~$10 billion) of the VEBA obligation will be extinguished in exchange for GM common stock

–Cash installments will be paid toward the remaining VEBA settlement amount over a period of time

–Terms shall be satisfactory to U.S. Treasury

•Aggregate number of shares issued for U.S. Treasury debt conversion and VEBA modification not to exceed 89% of pro forma common stock (assuming full participation)

•Binding agreements of labor modifications

–Approval by U.S. Treasury that agreement satisfies labor modification requirements of loan agreement

GM

Debt Restructuring Summary

•Successful consummation of the exchange offersallows GM to deleverage balance sheet and restructure outside of bankruptcy court

–Avoid negative impact of bankruptcy on all our constituencies

–Reduce the risk of declining revenues

•Additional balance sheet restructuring through:

–Exchange of at least 50% of outstanding U.S. Treasury debt for GM common stock

–VEBA modifications to extinguish at least 50% of settlement amount in exchange for GM common stock

•Balance sheet restructuring would result in reducing unsecured public debt by $24 billion (90% participation of $27 billion), VEBA obligations by $10 billion and U.S. Treasury loans by $10 billion for a total debt reduction of $44 billion

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

The communications contained in this website include certain forward-looking statements that involve risks and uncertainties concerning GM’s performance and business outlook as well as the outcome of the proposed exchange offer. While these forward-looking statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events or financial results. Accordingly, we encourage you to read carefully the disclosure in our prospectus which is on file with the Securities and Exchange Commission www.sec.gov that identifies and addresses the important factors that could cause future results and developments not to conform to our expectations and predictions.

General Motors has announced that it is commencing public exchange offers for $27 billion of its unsecured public notes. General Motors Nova Scotia Finance Company, a subsidiary of GM, is jointly making the exchange offers with GM with respect to its pound sterling denominated notes. The exchange offers are a vital component of GM’s overall restructuring plan to achieve and sustain long-term viability and the successful consummation of the exchange offers will allow GM to restructure out of bankruptcy court.

For further details, including a list of GM’s notes which are subject to the exchange offer, please see the full press release attached below.

Exchange Offers Press Release

You may only access the GM offering materials that comply with the laws, rules and standards of the particular jurisdiction in which you reside.

By clicking the appropriate link below, you hereby certify that you are a resident of the listed country:

USA

Canada

The GM offering materials for residents in the following countries will only be made available on this website upon approval of the offer materials by the relevant competent authority in each country. GM will update this website when it has received such approval from these countries.

Austria Belgium France Italy Germany Luxembourg Netherlands Spain

Switzerland

United Kingdom

If you are a resident in countries other than the above, you may or may not be eligible to participate in the General

Motors Exchange Offers and Consent Solicitations pursuant to the laws of the country in which you reside. Please contact D.F. King, the Exchange Agent and Solicitation and Information Agent, to assist you in determining your eligibility.

If you are a resident in one of the countries above, the prospectus files listed above can be ordered in hard copy free of charge from the Exchange Agent and Solicitation and Information Agent.

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550

All others call toll free: (800) 769-7666

Email: gm@dfking.com

D. F. King (Europe) Limited

One Ropemaker Street

London EC2Y 9HT

Banks and Brokers call: +44 20 7920 9700

All others call toll free: 00 800 5464 5464

Email: gm@dfking.com

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

FAH Post

GM FastLane Blog

07: 04.27.09

Four weeks ago, President Obama announced that GM’s overall restructuring plan did not go far enough to warrant substantial new support from the U.S. government. Tough medicine, given the progress and painful cuts we’d made up to that point. But the message was clear: we simply must go faster and deeper to restructure GM – out of court if possible, in court if necessary – and that’s exactly what we’re doing.

Today, we’re announcing a number of tough but necessary actions to ramp up our U.S. turnaround efforts in four focus areas: <link to operating plan and S-4 press releases>

Deeper, faster execution: First, we’re accelerating our U.S. brand and nameplate rationalizations, dealer consolidation, plant closings, and hourly employee and labor-cost reductions. We also expect to implement additional salaried employee and executive reductions.

Sustainable Results: The actions we’re announcing today position us for sustainable success by establishing stronger brands, fewer nameplates, and a world-class dealer network. They will also allow us to significantly increase our North American structural-cost reduction and dramatically reduce our U.S. breakeven volume, enabling the company to be profitable at today’s very low industry-sales volumes.

Healthy Balance Sheet: We’re also announcing today a number of key initiatives to restructure GM’s balance sheet, including a bond exchange aimed at reducing our unsecured debt by at least $24 billion, a goal of exchanging at least half of our VEBA obligations (about $10 billion) to GM common stock, and a request of the U.S. Treasury to convert at least half of GM’s government debt to GM common stock.

Technology: Finally, despite the challenging business conditions, we’re keeping development of our mainstream alternative technology vehicles on track, including the much-anticipated Chevrolet Volt.

The actions we’re announcing today are difficult but necessary, and they affect every single person associated with our company. I want to thank everyone who is working with us to make GM a more customer-focused, leaner, cost-competitive company.

Make no mistake, this is not just about sacrifice, this is about putting GM on a path to win. The reinvented GM will unleash our talented work force to work within a cost structure unrivaled in the industry. Our product line will be offered within sharply focused brands that lead in design, technology, quality and fuel efficiency. Our dealer organization will be resized to compete in today’s world with a volume and profitability to provide a great customer experience. Our world-class supplier lineup will be capable of providing leading-edge innovation and quality. Our balance sheet will give us the stability and flexibility to move quickly on new products, technologies and marketplace initiatives. And at the same time, we’ll listen and respond to the people who matter most – our customers.

Today’s announcements continue the reinvention of GM. I have every confidence that we will achieve our goal.

#        #        #

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

•	Email Blast providing presentation charts for the GM Analyst & Media Conference Call Presentation:

Chart Set for General Motors Analyst Briefing Conference Call: General Motors Restructuring Plan Update

Sent	4/27/09 12:12pm

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Attachments	April_27__Viability_Plan_Update_and_Exchange_Offers_Overview_-_Final.pdf (122.51 KB)

Please find attached the Chart Set for General Motors Analyst Briefing Conference Call: General Motors Restructuring Plan Update.

Please click the following link if you would like to access offer documentation relating to the General Motors Exchange Offers and Consent Solicitations:

http://www.gm.com/corporate/investor_information/

Regards,

GM Investor Relations

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•	Email Blast providing Press Releases for Exchange Offer and Viability Plan:

GM Launches Exchange Offers and Consent Solicitations for Outstanding Notes & GM Accelerates its Reinvention as a Leaner, More Viable Company

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Attachments	Exchange_Offers_Press_ReleaseV2.pdf (45.77 KB) Viability_Plan_Press_Release.pdf (33.4 KB)

Please find attached GM’s Press Releases filed this morning, Monday, April 27, on (1) GM’s Launch of its Exchange Offers and Consent Solicitations for Outstanding Notes as well as (2) GM’s Acceleration of its Reinvention as a Leaner, More Viable Company.

Regards,

GM Investor Relations

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Attached please find the invitation to the General Motors Analyst Briefing Conference Call: General Motors Restructuring Plan Update.

Best Regards,

GM Investor Relations

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